SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: 2014 First half-yearly financial report	2

Report on Limited Review

TELEFÓNICA, S.A. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

and Consolidated Interim Management Report

for the six-month period ended

June 30, 2014

Translation of a report and condensed consolidated interim financial statements originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 15)

REPORT ON LIMITED REVIEW OF

THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S. A. at the request of Management

Report on the condensed consolidated interim financial statements

Introduction

We have carried out a limited review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the consolidated statement of financial position at June 30, 2014 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, as well as the condensed explanatory notes, for the six-month period then ended. The Parent Company’s directors are responsible for the preparation of said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” adopted by the European Union for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007, of October 19. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope

We have performed our limited review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity.” A limited review of interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit carried out in accordance with regulations on the auditing of accounts in force in Spain and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

Conclusion

During the course of our limited review, which under no circumstances can be considered an audit of financial statements, nothing came to our attention which would lead us to conclude that the accompanying interim financial statements for the six-month period ended June 30, 2014 have not been prepared, in all material respects, in accordance with the requirements established in International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation of condensed interim financial statements.

Emphasis paragraph

We draw attention to the matter described in accompanying condensed explanatory Note 2, which indicates that the abovementioned accompanying interim financial statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and therefore, the accompanying interim financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2013. This matter does not modify our conclusion.

Report on other legal and regulatory reporting requirements

The accompanying consolidated interim management report for the six-month period ended June 30, 2014 contains such explanations as the Parent Company’s directors consider necessary regarding significant events which occurred during this period and their effect on these interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the interim financial statements for the six-month period ended on June 30, 2014. Our work is limited to verifying the consolidated interim management report in accordance with the scope described in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

Paragraph on other matters

This report has been prepared at the request of Management of Telefónica S.A. with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, further developed by Royal Decree 1362/2007.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

July 30, 2014

2

FIRST HALF 2014

TELEFÓNICA GROUP

Condensed consolidated interim financial statements (condensed consolidated annual accounts) and consolidated interim management report for the six-months ended June 30, 2014

Condensed consolidated interim financial statements 2014

Telefónica, S.A.      5

Condensed consolidated interim financial statements 2014

Telefónica Group

Consolidated statements of financial position

		UNAUDITED	AUDITED
Millions of euros	Note	06/30/2014	12/31/2013
A) NON-CURRENT ASSETS		90,563	89,597
Intangible assets	7	18,339	18,548
Goodwill	7	24,042	23,434
Property, plant and equipment	7	31,065	31,040
Investments accounted for by the equity method	8	2,368	2,424
Non-current financial assets	10	7,930	7,775
Deferred tax assets		6,819	6,376
B) CURRENT ASSETS		26,876	29,265
Inventories		1,063	985
Trade and other receivables		10,206	9,640
Current financial assets	10	2,869	2,117
Tax receivables		1,540	1,664
Cash and cash equivalents	10	10,131	9,977
Non-current assets held for sale	3	1,067	4,882

TOTAL ASSETS (A+B)		117,439	118,862

A) EQUITY		27,736	27,482
Equity attributable to equity holders of the parent and other holders of equity instruments		21,848	21,185
Equity attributable to non-controlling interests		5,888	6,297
B) NON-CURRENT LIABILITIES		61,683	62,236
Non-current interest-bearing debt	10	50,359	51,172
Non-current trade and other payables		2,019	1,701
Deferred tax liabilities		2,945	3,063
Non-current provisions		6,360	6,300
C) CURRENT LIABILITIES		28,020	29,144
Current interest-bearing debt	10	9,374	9,527
Current trade and other payables		14,765	15,221
Current tax payables		2,184	2,203
Current provisions		1,512	1,271
Liabilities associated with non-current assets held for sale	3	185	922

TOTAL EQUITY AND LIABILITIES (A+B+C)		117,439	118,862

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.      6

Condensed consolidated interim financial statements 2014

Telefónica Group

Consolidated income statements

		January-June	January-June
Millions of euros	Note	2014	2013
Revenues	5	24,957	28,563
Other income		691	805
Supplies		(7,265)	(8,441)
Personnel expenses		(3,277)	(3,699)
Other expenses		(7,051)	(7,807)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	8,055	9,421
Depreciation and amortization	5 and 7	(4,163)	(5,105)
OPERATING INCOME	5	3,892	4,316
Share of (loss) profit of investments accounted for by the equity method	8	(60)	28
Finance income		525	441
Exchange gains		1,410	1,411
Finance costs		(1,724)	(1,778)
Exchange losses		(1,591)	(1,473)
Net financial expense		(1,380)	(1,399)
PROFIT BEFORE TAX		2,452	2,945
Corporate income tax		(350)	(751)
PROFIT FOR THE PERIOD		2,102	2,194
Non-controlling interests		(199)	(138)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		1,903	2,056
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.41	0.46

Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.      7

Condensed consolidated interim financial statements 2014

Telefónica Group

Consolidated statements of comprehensive income

	January-June	January-June
Millions of euros	2014	2013
Profit for the period	2,102	2,194

Gains (losses) on measurement of available-for-sale investments	31	(30)
Income tax impact	(9)	9
Reclassification of losses included in the income statement	—	47
Income tax impact	—	(14)

	22	12
(Losses) gains on hedges	(405)	376
Income tax impact	123	(111)
Reclassification of losses included in the income statement	73	43
Income tax impact	(22)	(13)

	(231)	295

Share of loss recognized directly in equity of associates and others	(7)	(17)
Income tax impact	2	4
Reclassification of losses included in the income statement	—	—
Income tax impact	—	—

	(5)	(13)
Translation differences	(18)	(3,180)

Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(232)	(2,886)

Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(65)	27
Income tax impact	16	(7)
	(49)	20

Total other comprehensive (loss) income recognized in the period (item that will not be reclassified subsequently to profit or loss )	(49)	20

Total comprehensive income (loss) recognized in the period	1,821	(672)

Attributable to:
Equity holders of the parent and other holders of equity instruments	1,365	(499)
Non-controlling interests	456	(173)

	1,821	(672)

Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.      8

Condensed consolidated interim financial statements 2014

Telefónica Group

Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the period	—	—	—	—	—	1,903	—	—	—	—	1,903	199	2,102
Other comprehensive income (loss) for the period	—	—	—	—	—	(47)	22	(236)	(5)	(272)	(538)	257	(281)
Total comprehensive income (loss) for the period	—	—	—	—	—	1,856	22	(236)	(5)	(272)	1,365	456	1,821
Dividends paid (Note 9)	—	—	—	—	—	(1,790)	—	—	—	—	(1,790)	(218)	(2,008)
Net movement in treasury shares (Note 9)	—	—	(598)	—	—	(33)	—	—	—	—	(631)	—	(631)
Acquisitions and disposals of non-controlling interests and business combinations (Note 3)	—	—	—	—	—	—	—	—	—	—	—	(649)	(649)
Undated Deeply Subordinated Securities (Note 9)	—	—	—	1,750	—	—	—	—	—	—	1,750	—	1,750
Other movements	—	—	—	—	—	(31)	—	—	—	—	(31)	2	(29)

Financial position at June 30, 2014 (*)	4,551	460	(1,142)	4,216	984	22,519	116	(273)	(36)	(9,547)	21,848	5,888	27,736

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the period	—	—	—	—	—	2,056	—	—	—	—	2,056	138	2,194
Other comprehensive income (loss) for the period	—	—	—	—	—	27	12	295	(13)	(2,876)	(2,555)	(311)	(2,866)
Total comprehensive income (loss) for the period	—	—	—	—	—	2,083	12	295	(13)	(2,876)	(499)	(173)	(672)
Dividends paid (Note 9)	—	—	—	—	—	(1,585)	—	—	—	—	(1,585)	(550)	(2,135)
Net movement in treasury shares (Note 9)	—	—	326	—	—	(87)	—	—	—	—	239	—	239
Acquisitions and disposals of non-controlling interests and business combinations (Note 3)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	5	—	—	—	—	5	(19)	(14)

Financial position at June 30, 2013 (*)	4,551	460	(462)	—	984	19,985	48	(420)	(20)	(6,505)	18,621	6,458	25,079

(*) Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.      9

Condensed consolidated interim financial statements 2014

Telefónica Group

Consolidated statements of cash flows

	January – June	January – June
Millions of euros	2014	2013
Cash received from customers	30,903	35,203
Cash paid to suppliers and employees	(23,228)	(26,413)
Dividends received	39	37
Net interest and other financial expenses paid	(1,586)	(1,550)
Taxes paid	(546)	(878)
Net cash from operating activities	5,582	6,399
Proceeds on disposals of property, plant and equipment and intangible assets	122	365
Payments on investments in property, plant and equipment and intangible assets	(4,255)	(5,414)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1,970	164
Payments on investments in companies, net of cash and cash equivalents acquired	(44)	(17)
Proceeds on financial investments not included under cash equivalents	233	9
Payments on financial investments not included under cash equivalents	(248)	(220)
Proceeds/(Payments) on placements of cash surpluses not included under cash equivalents	217	(209)
Government grants received	15	—
Net cash used in investing activities	(1,990)	(5,322)
Dividends paid	(2,044)	(256)
Transactions with equity holders	(640)	258
Operations with other equity holders	1,750	—
Proceeds on issue of debentures and bonds	2,677	4,658
Proceeds on loans, borrowings and promissory notes	3,790	2,413
Cancellation of debentures and bonds	(4,600)	(4,925)
Repayments of loans, borrowings and promissory notes	(3,648)	(4,376)
Payments on financed spectrum licenses	(22)	—
Net cash used in financing activities	(2,737)	(2,228)
Effect of changes in exchange rates	(701)	(935)
Effect of changes in consolidation methods	—	(21)
Net increase (decrease) in cash and cash equivalents during the period	154	(2,107)
CASH AND CASH EQUIVALENTS AT JANUARY 1	9,977	9,847
CASH AND CASH EQUIVALENTS AT JUNE 30	10,131	7,740
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	9,977	9,847
Cash on hand and at banks	7,834	7,973
Other cash equivalents	2,143	1,874
BALANCE AT JUNE 30	10,131	7,740
Cash on hand and at banks	8,244	6,562
Other cash equivalents	1,887	1,178

Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.      10

Condensed consolidated interim financial statements 2014

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements (condensed annual accounts) for the six-months ended June 30, 2014

Note 1. Introduction and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or “the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended June 30, 2014 (hereinafter the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2013.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 30, 2014.

The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

Telefónica, S.A.      11

Condensed consolidated interim financial statements 2014

Note 3. Comparison of information

Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2014 and 2013, except in the consolidated statement of financial position, which compares information at June 30, 2014 and at December 31, 2013.

The main changes in the consolidation scope are described in Appendix I.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

The main events affecting comparability of the consolidated information for the six months ended June 30, 2014 and 2013 are as follows:

2014

a) Sale of Telefónica Czech Republic, a.s.

On November 5, 2013, Telefónica signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. The transaction was completed on January 28, 2014, once the pertinent regulatory authorisation was obtained, being removed from the consolidation perimeter from January 1, 2014.

As a result of the sale, financial debt was reduced by 2,306 million euros (1,966 million euros collected and 340 million euros deferred payment).

Subsequent to the sale, Telefónica holds a 4.9% stake in this company, classified in the consolidated statement of financial position under “Non-current financial assets”, as investments available-for-sale (Note 10).

b) Exchange rate regime in Venezuela

On January 24, 2014, Exchange Agreement No. 25 came into force, which regulates the sale of foreign currency in the Republic of Venezuela for certain sectors and items. This Agreement does not amend the exchange rate of 6.30 bolivars per US dollar, which has applied since Exchange Agreement No. 14 was approved on February 8, 2013, except for: (i) cash for travelling abroad and remittances to individuals domiciled abroad; (ii) payment of operations inherent to national civil aviation and the international air transportation public service; (iii) operations inherent to the insurance activity; (iv) leasing and service agreements, agreements for the import of intangible assets, payments of rental contracts for networks, and payments corresponding to the telecommunications sector; and (v) foreign investments and payments of royalties, use and exploitation of patents, trademarks and franchises, as well as technology import and technical assistance agreements.

Requests for the liquidation in US dollars of the aforementioned concepts are settled at the foreign exchange rate resulting from the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD I). The exchange rate of the latest SICAD I allocation prior to June 30, 2014 was 10.60 bolivars per US dollar. Nonetheless, the said Agreement stipulates that the liquidation of foreign currency operations requested before the Central Bank of Venezuela before Exchange Agreement No. 25 came into force, will be settled at the exchange rate established in the February 8, 2013 Exchange Agreement, i.e. at a rate of 6.30 bolivars per US dollar.

The change to the currency exchange system introduced in the aforesaid Agreement took effect in the Telefónica Group’s consolidated financial statements from the moment it came into force, on January 24, 2014. The main impacts are as follows:

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,800 million euros, based on the net assets as at December 31, 2013.

•	As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolivars decreased by approximately 1,200 million euros, as per the balance as of December 31, 2013.

Telefónica, S.A.      12

Condensed consolidated interim financial statements 2014

The results and cash flows generated by the Telefónica Group in Venezuela in 2014 are converted at the closing exchange rate resulting from the SICAD I allocations (10.60 bolivars per US dollar for the first half of 2014).

2013

During the six months ended June 30, 2013, there were no events or changes in the consolidation scope affecting comparability of the consolidated information for the six months ended June 30, 2014 and 2013.

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim financial statements for the six months ended June 30, 2014 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2013, except for the adoption, on January 1, 2014, of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union for application in Europe, noted below:

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries (as well as investments in associates and joint ventures) at fair value through profit or loss. This amendment is not relevant to the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

•	IAS 32 Offsetting Financial Assets and Financial Liabilities-Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The application of these amendments has had no impact on the Group’s financial position or results.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

This interpretation clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 did not have a significant impact in these interim financial statements.

•	Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation (that was not contemplated on the original hedging documentation) of a derivative designated as a hedging instrument meets certain criteria: the novation is made pursuant to laws or regulations, a clearing counterparty becomes the new counterparty to each of the original parties and changes to the terms of the derivative are limited to those necessary to change the counterparty. The application of these amendments has had no impact on the Group’s financial position or results.

•	Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognised or reversed during the period. These amendments did not have impacts in these interim financial statements.

Telefónica, S.A.      13

Condensed consolidated interim financial statements 2014

New standards and amendments to standards issued but not effected as of June 30, 2014

At the date of preparation of the interim financial statements, the following IFRS and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after

IFRS 9	Financial Instruments	To be determined

Amendments to IFRS 7	Disclosures—Transition to IFRS 9	To be determined

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Improvements to IFRSs 2010-2012		July 1, 2014

Improvements to IFRSs 2011-2013		July 1, 2014

Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation	January 1, 2016

IFRS 15	Revenues from Contracts with Customers	January 1, 2017

Based on the analyses made to date, the Group estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled sales transactions. The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after the effective date of such standard.

Telefónica, S.A.      14

Condensed consolidated interim financial statements 2014

Note 5. Segment information

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure completely focused on clients and which incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

As a result of this organization, the new structure is made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, México, Venezuela and Central America, Ecuador and Uruguay). These segments include all information relating to wireline, wireless, cable, internet and television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

The results of the Group’s segments in the first half of 2013 were revised to reflect this new organization.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Telefónica, S.A.      15

Condensed consolidated interim financial statements 2014

The following table presents income and capital expenditures information regarding the Group’s operating segments for the six months ended June 30, 2014 and 2013:

January-June 2014
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
External revenues	5,887	3,322	2,275	5,468	7,003	1,002	24,957
Inter-segment revenues	105	22	9	16	63	(215)	—
Other operating income and expenses	(3,247)	(2,539)	(1,769)	(3,752)	(4,799)	(796)	(16,902)
Operating income before depreciation and amortization (OIBDA)	2,745	805	515	1,732	2,267	(9)	8,055
Depreciation and amortization	(905)	(554)	(583)	(876)	(1,072)	(173)	(4,163)
Operating income	1,840	251	(68)	856	1,195	(182)	3,892
Capital expenditures	703	375	266	833	1,234	112	3,523

January-June 2013 (revised)
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
External revenues	6,442	3,213	2,428	6,415	8,136	1,929	28,563
Inter-segment revenues	117	21	17	15	59	(229)	—
Other operating income and expenses	(3,430)	(2,477)	(1,842)	(4,361)	(5,621)	(1,411)	(19,142)
Operating income before depreciation and amortization (OIBDA)	3,129	757	603	2,069	2,574	289	9,421
Depreciation and amortization	(1,023)	(502)	(616)	(1,160)	(1,345)	(459)	(5,105)
Operating income	2,106	255	(13)	909	1,229	(170)	4,316
Capital expenditures	627	1,071	296	742	973	194	3,903

Telefónica, S.A.      16

Condensed consolidated interim financial statements 2014

The following table compares segment assets, liabilities and investments accounted for by the equity method at June 30, 2014 and December 31, 2013:

June 2014
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Investments accounted for by the equity method	2	3	—	3	2	2,358	2,368
Fixed assets	13,918	11,045	8,853	22,117	15,387	2,126	73,446
Total allocated assets	18,048	14,169	11,860	29,460	23,518	20,384	117,439
Total allocated liabilities	10,320	4,561	4,022	8,515	14,823	47,462	89,703

December 2013
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Investments accounted for by the equity method	6	11	—	2	1	2,404	2,424
Fixed assets	14,191	10,781	9,143	20,648	16,071	2,188	73,022
Total allocated assets	18,895	13,144	11,682	27,324	24,432	23,385	118,862
Total allocated liabilities	9,258	4,051	3,213	8,294	16,177	50,387	91,380

Telefónica, S.A.      17

Condensed consolidated interim financial statements 2014

Note 6. Business combinations

No material business combinations were finalized within the Group in the six months ended June 30, 2014 and 2013. Changes to the scope of consolidation are detailed in Appendix I.

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2014 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Balance at December 31, 2013	18,548	31,040	49,588
Additions	594	2,929	3,523
Depreciation and amortization	(1,500)	(2,663)	(4,163)
Disposals	(4)	(29)	(33)
Translation differences and hyperinflation adjustments	515	(19)	496
Transfers and others	186	(193)	(7)

Balance at June 30, 2014	18,339	31,065	49,404

Additions of intangible assets in the first half of 2014 include investments for the acquisition of spectrum amounting to 189 million euros, in Colombia (110 million euros) and Panama (79 million euros).

The movement in “Goodwill” in the first half of 2014 is as follows:

Millions of euros	Goodwill
Balance at December 31, 2013	23,434
Translation differences and hyperinflation adjustments	607
Additions	1

Balance at June 30, 2014	24,042

Telefónica, S.A.      18

Condensed consolidated interim financial statements 2014

Note 8. Related parties

Significant shareholders

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), including the dependent subsidiaries of their respective consolidated groups and their subsidiaries, are as follows:

Revenues and expenses	January-June	January-June
Millions of euros	2014	2013
Finance costs	21	26
Receipt of services	35	43
Other expenses	2	3

EXPENSES	58	72

Finance income	24	14
Dividends received(1)	8	9
Services rendered	73	53
Sale of goods	2	4
Other income	52	8

REVENUES	159	88

Other transactions	January-June	January-June
Millions of euros	2014	2013
Finance arrangements: loans and capital contributions (borrower)	350	1,577
Guarantees	585	730
Commitments	101	90
Finance arrangements: loans and capital contributions (lender)	5,210	812
Financial lease contracts	4	—
Dividends	225	—
Factoring operations	108	168
Derivative transactions (nominal value)	19,789	14,797
Other transactions	1	—

(1)	At June 30, 2014, Telefónica holds a 0.75% stake in the share capital of BBVA.

Telefónica, S.A.      19

Condensed consolidated interim financial statements 2014

Other related parties

Certain members of Telefónica, S.A.’s Board of Directors are also board members of Abertis Infraestructuras, S.A., the parent company of Abertis. In the first half of 2014, Telefónica Móviles España, S.A.U. transferred 635 mobile phone towers to Abertis pursuant to a framework agreement signed between the two in 2013, generating a gain of 55 million euros recognised under “Other income” in the accompanying consolidated income statement.

Associates and joint ventures

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates and joint ventures is as follows:

Millions of euros	06/30/2014	12/31/2013
Investments accounted for by the equity method	2,368	2,424
Loans to associates and joint ventures	1,301	1,281
Receivables from associates and joint ventures for current operations	85	85
Financial debt, associates and joint ventures	22	20
Payables to associates and joint ventures	733	578

Millions of euros	January-June 2014	January-June 2013
Share of (loss) profit of investments accounted for by the equity method	(60)	28
Revenue from operations with associates and joint ventures	247	293
Expenses from operations with associates and joint ventures	246	340
Financial income with associates and joint ventures	25	17
Financial expenses with associates and joint ventures	9	3

In the first six months of 2014, the Group has entered into factoring agreements through the associate Telefónica Factoring España, S.A. amounting to 110 million euros (311 million euros in the six first months of 2013).

On June 16, 2014 the three Italian shareholders, which together with Telefónica, S.A. form the shareholder structure of Telco, S.p.A., requested that a demerger process be initiated for this company in accordance with that established in the Shareholders Agreement. The implementation of this demerger process, approved at the General Shareholders’ Meeting of Telco, S.p.A. on July 9, 2014, is subject to prior approval from the competition and telecommunication authorities where necessary (see Note 13).

Telefónica, S.A.      20

Condensed consolidated interim financial statements 2014

Directors’ and Senior Executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2014 and 2013 are as follows:

Directors Thousands of euros	January-June 2014	January-June 2013
Fixed remuneration	5,172	5,385
Variable remuneration (1)	8,722	6,808
Attendance fees	83	97
Other (2)	1,943	1,655

TOTAL	15,920	13,945

(1)	Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year. The bonuses referred to 2013, that were paid during the first quarter of 2014, were as follows: Mr. César Alierta Izuel 3,050,000 euros, Mr. José María Álvarez-Pallete López 2,900,000 euros, Mrs. Eva Castillo Sanz 1,463,712 euros, and Mr. Santiago Fernández Valbuena 4,109,666 Brazilian Real (1,308,160 euros at the exchange rate of June 2014). The increase in the variable compensation is strictly technical and due to the fact that 2014 is first time that the bonus of a Director has been integrated totally and covering the whole year.
(2)	“Other”: Includes, inter alia, amounts received for: (i) medical and dental insurance premiums; (ii) compensation for membership of the various regional advisory committees; and (iii) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan).

Other benefits for Directors Thousands of euros	January-June 2014	January-June 2013
Pension funds and plans: contributions	74	87
Life insurance premiums	50	82

TOTAL	124	169

In addition, the total amounts paid to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2014 and 2013 are as follows.

Executives Thousands of euros	January-June 2014	January-June 2013
Total compensation paid to Directors	8,356	7,858

Telefónica, S.A.      21

Condensed consolidated interim financial statements 2014

Note 9. Changes in equity and shareholder remuneration

Dividends and capital increase

Approval was given at the Board of Directors’ Meeting of April 25, 2014 to pay a gross 0.4 euros dividend per outstanding share against 2014 profit. This dividend was paid on May 7, 2014 and the total amount paid was 1,790 million euros.

Approval was given at the General Shareholders’ Meeting of May 30, 2014 to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

For the first half of 2013, approval was given at the General Shareholders’ Meeting of May 31, 2013 to pay a gross 0.35 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on November 6, 2013 and the total amount paid was 1,588 million euros.

Other equity instruments

On March 25, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the sixth anniversary of the issuance date in an aggregate principal amount of 750 million euros (the “Sixth-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the tenth anniversary of the issuance date in an aggregate principal amount of 1,000 million euros (the “Tenth-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

The Sixth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5% annually as from the issuance date up to March 31, 2020 (not inclusive). From March 31, 2020 (inclusive) onwards, the Sixth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 6 year euro swap rate plus a margin of: (i) 3.804% per year as from March 31, 2020 up to March 31, 2024 (not inclusive); (ii) 4.054% per year as from March 31, 2024 up to March 31, 2040 (not inclusive); and (iii) 4.804% per year as from March 31, 2040.

The Tenth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5.875% annually as from the issuance date up to March 31, 2024 (not inclusive). From March 31, 2024 (inclusive) onwards, the Tenth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 10 year euro swap rate plus a margin of: (i) 4.301% per year as from March 31, 2024 up to March 31, 2044 (not inclusive); (ii) 5.051% per year as from March 31, 2044.

Translation differences

In the first six months of 2014, the equity attributable to the equity holders of the parent decreased by 272 million euros due to exchange rate movements, mainly the depreciation of the Venezuelan bolivar (see Note 3) and the Argentine peso, partially offset by the appreciation of the Brazilian real and the pound sterling.

Telefónica, S.A.      22

Condensed consolidated interim financial statements 2014

Treasury shares

The following transactions involving treasury shares were carried out in the six months ended June 30, 2014 and 2013:

Number of shares
Treasury shares at December 31, 2013	29,411,832
Acquisitions	54,925,679
Disposals	(125,080)

Treasury shares at June 30, 2014	84,212,431

Number of shares
Treasury shares at December 31, 2012	47,847,810
Acquisitions	67,016,797
Disposals	(91,688,795)

Treasury shares at June 30, 2013	23,175,812

The cost of the acquired treasury shares in the first semester of 2014 was 633 million euros (698 million euros in the same period of 2013).

Treasury shares in portfolio at June 30, 2014 are directly held by Telefónica, S.A. and represent 1.85% of its share capital.

An agreement was reached with qualified and professional investors on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

The Group held 110 million and 150 million options on treasury shares, to be settled physically, at June 30, 2014 and 2013, respectively.

The Company also has a derivative financial instrument on approximately 31 million Telefónica shares, subject to net settlement, recognized under “Current financial assets” of the accompanying consolidated statement of financial position.

On June 30, 2014, the first phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan” (“PIP”) ended, which did not entail the delivery of any shares to Telefónica Group managers.

Telefónica, S.A.      23

Condensed consolidated interim financial statements 2014

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at June 30, 2014 and December 31, 2013 is as follows:

June 30, 2014

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for- sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,947	253	1,294	1,419	880	4,033	—	149	2,868	7,930	7,930

Investments	—	—	731	—	605	126	—	—	—	731	731
Long-term credits	—	253	563	—	90	726	—	47	1,730	2,593	2,161
Deposits and guarantees	—	—	—	—	—	—	—	102	1,570	1,672	1,672
Derivative instruments	1,947	—	—	1,419	185	3,181	—	—	—	3,366	3,366
Impairment losses	—	—	—	—	—	—	—	—	(432)	(432)	—

Current financial assets	494	143	60	132	316	513	—	164	12,007	13,000	13,000

Financial investments	494	143	60	132	316	513	—	164	1,876	2,869	2,869
Cash and cash equivalents	—	—	—	—	—	—	—	—	10,131	10,131	10,131

Total financial assets	2,441	396	1,354	1,551	1,196	4,546	—	313	14,875	20,930	20,930

Telefónica, S.A.      24

Condensed consolidated interim financial statements 2014

June 30, 2014

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	42,306	42,306	46,141
Loans and other payables	2,030	—	1,337	160	3,207	—	14,060	17,427	17,536

Total financial liabilities	2,030	—	1,337	160	3,207	—	56,366	59,733	63,677

Telefónica, S.A.      25

Condensed consolidated interim financial statements 2014

December 31, 2013

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,462	356	1,101	1,205	746	3,378	—	36	3,615	7,775	7,775

Investments	—	—	550	—	433	117	—	—	—	550	550
Long-term credits	—	356	551	—	171	736	—	7	2,562	3,476	3,127
Deposits and guarantees	—	—	—	—	—	—	—	29	1,403	1,432	1,431
Derivative instruments	1,462	—	—	1,205	142	2,525	—	—	—	2,667	2,667
Impairment losses	—	—	—	—	—	—	—	—	(350)	(350)	—

Current financial assets	548	146	54	125	327	546	—	727	10,494	12,094	12,094

Financial investments	548	146	54	125	327	546	—	727	517	2,117	2,117
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,977	9,977	9,977

Total financial assets	2,010	502	1,155	1,330	1,073	3,924	—	763	14,109	19,869	19,869

Telefónica, S.A.      26

Condensed consolidated interim financial statements 2014

December 31, 2013

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	43,418	43,418	46,120
Loans and other payables	1,315	—	1,631	111	2,835	—	14,335	17,281	17,401

Total financial liabilities	1,315	—	1,631	111	2,835	—	57,753	60,699	63,521

Telefónica, S.A.      27

Condensed consolidated interim financial statements 2014

The movements in the Group’s issues in the six months ended June 30, 2014 and 2013 are as follows:

Millions of euros	Balance at December 31, 2013	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2014
Debt securities issued in an EU member state, which required the registration of a prospectus	27,189	2,248	(4,558)	(27)	24,852
Debt securities issued in an EU member state, which did not require the registration of a prospectus	919	578	—	1	1,498
Other debt securities issued outside of EU member states	15,310	429	(216)	433	15,956

TOTAL	43,418	3,255	(4,774)	407	42,306

Millions of euros	Balance at December 31, 2012	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2013
Debt securities issued in an EU member state, which required the registration of a prospectus	28,565	3,700	(2,794)	(613)	28,858
Debt securities issued in an EU member state, which did not require the registration of a prospectus	228	—	—	(17)	211
Other debt securities issued outside of EU member states	16,536	2,027	(2,157)	(757)	15,649

TOTAL	45,329	5,727	(4,951)	(1,387)	44,718

Telefónica, S.A.      28

Condensed consolidated interim financial statements 2014

The description of the main issues or cancellations in the first half of 2014 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest Rate	Listing Market
O2 Telefónica Deutschland Finanzierungs, Gmbh	XS1025752293	Issue	Bond	02/10/14	500	EUR	500	2.375%	Luxembourg
Telefónica Emisiones, S.A.U.	XS1046491657	Issue	Bond	03/26/14	200	EUR	200	Euribor 3m + 65b.p.	London
Telefónica Emisiones, S.A.U.	XS1053304991	Issue	Bond	04/10/14	200	EUR	200	Euribor 3m + 75b.p.	London
Telefónica Emisiones, S.A.U.	XS1069430368	Issue	Bond	05/27/14	1,250	EUR	1,250	2.242%	London
Telefónica Emisiones, S.A.U.	XS1053304991	Issue	Retap Bond	06/04/14	100	EUR	100	Euribor 3m + 75b.p.	London
Telefónica Emisiones, S.A.U.	US87938WAS26	Issue	Bond	06/23/14	500	USD	366	Libor 3m + 65b.p.	New York
Telefónica Emisiones, S.A.U.	XS0279928385	Redemption	Bond	01/31/14	(296)	GBP	(360)	5.888%	London
Telefónica Emisiones, S.A.U.	XS0410258833	Redemption	Bond	02/03/14	(2,000)	EUR	(2,000)	5.431%	London
Telefónica Emisiones, S.A.U.	XS0284891297	Redemption	Bond	02/07/14	(1,500)	EUR	(1,500)	4.674%	London
Telefónica, S.A.	ES0278430998	Redemption	Bond	05/29/14	(582)	EUR	(582)	4.184%	Madrid
Telefónica, S.A.	Various	Redemption	Promissory Note	Various	(185)	EUR	(185)	1.745%	n/a
Telefónica Europe, B.V.	Various	Issue	Commercial Paper	Various	2,684	EUR	2,684	0.411%	n/a
Telefónica Europe, B.V.	Various	Redemption	Commercial Paper	Various	(2,105)	EUR	(2,105)	0.372%	n/a

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

In relation with the issuance of preferred securities of 2,000 million euros made on December 30, 2002 by Telefónica Finance USA, L.L.C., on June 30, 2014 there was a redemption (in the amount of 59 million euros) of the remaining 58,765 preferred securities, face value of 1,000 euros. On June 30, 2014 the issuance was redeemed in full and there were no outstanding preferred securities after this redemption.

Telefónica, S.A.      29

Condensed consolidated interim financial statements 2014

Interest-bearing debt arranged in the first half of 2014 includes mainly the following:

Transaction description	Limit 06/30/2014 (millions)	Currency	Outstanding balance 06/30/2014 (million of euros)	Arrangement date	Maturity date	Drawdown (million of euros)	Repayment (million of euros)
Telefónica, S.A.
Syndicated revolving credit facility Tranche B(1)	—	EUR	—	07/28/10	02/18/14	—	—
Syndicated loan Tranche A2(2)	1,113	EUR	1,113	07/28/10	07/28/14	—	(888)
Bilateral loan(3)	—	EUR	—	02/27/12	02/27/15	—	(200)
Syndicated loan Tranche D2(4)	—	EUR	—	03/02/12	12/14/15	—	(923)
Bilateral loan on supplies (5)	—	EUR	—	02/21/13	02/21/16	—	(206)
Bilateral loan	2,000	EUR	2,000	06/26/14	06/26/17	2,000	—
Syndicated revolving credit facility Tranche B(1)	3,000	EUR	—	02/18/14	02/18/19	—	—
Telefónica Europe, B.V.
Syndicated loan Tranche D1 (6)	—	EUR	—	03/02/12	12/14/15	—	(801)

(1)	On 02/18/14 a syndicated credit revolving facility for 3,000 million euros was signed, entering into effect on 02/25/14, canceling the syndicated credit facility dated on 07/28/10 scheduled to mature originally on 07/28/15.
(2)	1,400 million euros under Tranche A2 were refinanced with forward start facilities (Tranche A2A and A2B) dated 02/22/13 (available from 07/28/14). During the first half of 2014, 888 million euros were canceled of the forward start facilities (Tranche A2A and A2B).
(3)	On 02/27/14 an early repayment was made for 200 million euros.
(4)	On 02/07/14 an early repayment was made for 923 million euros of the syndicated loan (Tranche D2).
(5)	On 06/16/14 an early repayment was made for 206 million euros.
(6)	On 02/07/14 an early repayment for 801 million euros of the syndicated loan (Tranche D1).

Telefónica, S.A.      30

Condensed consolidated interim financial statements 2014

Note 11. Average number of Group employees

The average number of Group employees in the first six months of 2014 and 2013 is as follows:

Average number of employees	June 2014	June 2013
Males	74,291	81,316
Females	45,589	50,566

Total	119,880	131,882

The average number of employees in the first six months of 2013 included 6,053 employees of Telefónica Czech Republic, which was removed from the consolidation scope on January 1, 2014 (see Note 3).

Note 12. Income tax

The deviation in the first six months of 2014 and 2013 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group’s regular evaluation of the recoverability of tax losses.

Thus, comparing the accompanying income statements for the first six months of 2014 and 2013, the main change in the consolidated effective tax rate is due to the impact of the Law 12,973/14, resulting from the conversion of Interim Measure 627/13, published in Brazil on May 13, 2014. This law governs the tax effects arising from the Brazilian adoption of the International Financial Reporting Standards (IFRS) and terminates the Transitional Tax Regime (RTT) established by Law 11,941/09. As a result of the entry into force of this new law, the tax effects were revisited for certain assets arising from the business combination of Telesp and Vivo Participaçoes and, therefore, the Telefónica Group revised the deferred tax assets associated with such assets. The impact led to a reduction in costs under “Corporate income tax” in the consolidated income statement for the first half of 2014 and amounted to 394 million euros (291 million euros in the “Profit for the period attributable to equity holders of the parent”).

With regards to the tax litigation currently being pursued by the Telefónica Group companies in Peru, the courts did not hand down any final ruling during the first half of 2014 that would alter the classification given to these lawsuits.

In the case in which Telefónica del Perú, S.A.A. is questioning the legality of the fine imposed by the SUNAT in relation to payments on account for financial year 2000, precautionary measure has been requested, for which a counter-measure (contracautela) for the sum of 105 million euros will have to be posted. Further precautionary measures for a combined total of 357 million euros had already been obtained as of December 31, 2013.

Furthermore, Telefónica del Perú, S.A.A. has requested SUNAT to return the amounts it had unduly charged in 2012 and 2013. This request finds support in the rulings of the Peruvian Tax Court (Tribunal Fiscal) which, marking an end to the complaint proceedings instituted by Telefónica del Perú, S.A.A., found that the amounts in question did not constitute valid and enforceable tax debts.

At June 30, 2014 the Group has assessed the situation with respect to all tax inspections outstanding, and does not expect that the conclusion thereof would give rise to the need to recognize any material liabilities in the Group’s condensed consolidated interim financial statements.

Telefónica, S.A.      31

Condensed consolidated interim financial statements 2014

Note 13. Other information

Litigation

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2013 from that date to the date of authorization for issue of these interim financial statements are as follows:

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España´s broadband pricing policy

On July 10, 2014 the Court of Justice of the European Union dismissed the appeal, maintaining the fine imposed for abuse of dominant position (margin squeeze) wholesale prices charged by Telefónica, S.A. and Telefónica de España, S.A.U., for broadband access in Spain and ending the appeal.

The related provision, which at December 31, 2013 was recognised under “Non-current provisions”, was reclassified to “Current provisions” in the consolidated statement of financial position at June 30, 2014.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE announced, the two following decisions:

1.	To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis—Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A.:

(a)	The entry of a new shareholder in Vivo, sharing with Telefónica, S.A. the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	That Telefónica, S.A. ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.	To impose on Telefónica, S.A. a fine of 15 million Brazilian Reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica, S.A. and CADE (as a condition to the approval of Telefónica, S.A.´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco, S.p.A. on a recent capital increases. This decision also requires Telefónica, S.A. to divest such non-voting shares of Telco, S.p.A.

The fine imposed by CADE on Telefónica, S.A. relates to the agreement reached on September 24, 2013 between Telefónica and the other shareholders of the Italian company Telco, S.p.A. (which holds a 22.4% stake with voting rights of Telecom Italia, S.p.A.) whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. stands at 66%.

On July 9, 2014, Telefónica, S.A. filed a judicial appeal against both decisions, requesting they be overturned citing numerous procedural improprieties (the rulings were issued before Telefónica, S.A. presented its allegations) and a clear lack of legal grounds. At the same time, it requested the decisions be rendered null as CADE has not provided any proof that Telefónica’s actions undermine competition or infringe on applicable legislation. In this respect, the decision regarding the acquisition by Telefónica of PT’s indirect stake in Vivo Participações, S.A. was issued three years after the deal was approved by the Brazilian telecoms regulator, ANATEL (Agencia Nacional de Telecomunicaciones de Brasil). The transaction was completed –prior approval by the CADE was not required at the time- immediately after ANATEL’s approval on September 27, 2010.

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Condensed consolidated interim financial statements 2014

Commitments

The main developments with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2013 from that date to the date of authorization for issue of these interim financial statements are as follows:

Agreement with Telekom Deutschland AG

In connection with the agreement signed between Telefónica Deutschland and Telekom Deutschland in December 2013, on March 13, 2014, the European Commission responded to the notification and raised no serious objections. On March 18, 2014, the Federal Network Agency (Bundesnetzagentur hereinafter, “FNA”) published its final decision confirming its draft decision from December 2013. With the final FNA decision, the cooperation came into effect on March 18, 2014. A decision by the Federal Cartel Office (Bundeskartellamt hereinafter, “FCO”) is expected in the second half of 2014. The start of the cooperation is not dependent on the decision of the FCO however If the FCO were to object to the cooperation following its review, renegotiations would be necessary.

The completion of the transition to Telekom Deutschland’s NGA platform is expected for 2019.

Agreements for the acquisition of the shares of Distribuidora de Televisión Digital, S.A. (DTS)

On June 2, 2014, Telefónica de Contenidos, S.A.U. (“Telefónica de Contenidos”) formalized a stock purchase agreement with Promotora de Informaciones, S.A. (PRISA) for the acquisition of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS), for an amount of a 750 million euros. The acquisition of the shareholding by PRISA in DTS is subjected to obtaining the approval of the competition authorities.

Furthermore, on July 4, 2014, Telefónica de Contenidos, S.A.U. acquired 22% of the share capital of DTS owned by Mediaset España Comunicación, S.A. (MEDIASET) for an amount of 295 million euros. Moreover, a payment of an amount of 30 million euros has been agreed as consideration for the waiver of its pre-emptive right relating the stake held by PRISA in DTS, aforementioned in the previous paragraph.

The agreement considers, additionally, that Mediaset will receive an amount of 10 million euros in the event that Telefónica de Contenidos closes the acquisition of the 56% stake of DTS held by PRISA, and, in that case, an amount of up to 30 million euros depending on the evolution of the pay-TV customers in Spain of the Telefónica Group during the 4 years following the closing of the acquisition by Telefónica de Contenidos of the 56% stake of DTS held by PRISA.

Agreement for the sale of the stake in Telefonica Ireland, Ltd.

On July 15, 2014, after obtaining the corresponding regulatory authorizations, Telefónica has concluded the 100% sale of Telefónica Ireland, Ltd. ´s participation to Hutchison Whampoa Group.

The purchasing amount reached 850 million euros, including the initial cash payment of 780 million euros received in the transaction closing date and one postponed additional payment of 70 million euros, which will be paid off according to the compliance of the financial targets settled before.

The closing of the transaction has no impact on the 2014 results.

Agreement for the acquisition of E-Plus

On July 2, 2014 Telefónica Deutschland received the EU Commission’s conditional clearance to acquire the E-Plus Group from the Dutch telecommunication corporation KPN.

In connection with such conditional clearance, on June 25, 2014, Telefónica Deutschland signed an agreement with Drillisch Group (“Drillisch”), according to which Drillisch agreed to acquire, in addition to the capacity necessary to provide services to its existing customers hosted on Telefónica Deutschland’s or E-Plus’ networks, 20% of the capacity of all mobile networks that will be under the control of Telefónica Deutschland following the consummation of the proposed acquisition of E-Plus Group. The 20% will be reached via a glide path mechanism over a period of 5 years. In addition, Drillisch shall have the right to acquire up to 10% additional capacity of those networks.

Telefónica Deutschland will grant Drillisch, via a Mobile Bitstream Access model, access to the future joint network of Telefónica Deutschland and E-Plus, as well as to the existing and future technology developments on that network, which Drillisch may offer to its customers.

As indicated above, through this agreement, some remedies offered by Telefónica Deutschland within the framework of the decision that should be made by the European Union as regards the acquisition process of E-Plus by Telefónica Deutschland will be implemented.

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Condensed consolidated interim financial statements 2014

This agreement will only become effective if the European Commission conditionally clears the acquisition of E-Plus and confirms that the agreement with Drillisch complies with the conditions and obligations attached to the approval of the proposed transaction.

Agreement with the shareholders of Telco, S.p.A.

On June 16, 2014 the three Italian shareholders of Telco, S.p.A. requested the initiation of the process of “demerger” (spin off) of the Company, as provided in the Shareholders Agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, is subject to obtaining any required anti-trust and telecommunications approvals (including Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring all the current stake of Telco, S.p.A. in Telecom Italia to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco, S.p.A. and each of these companies will receive a number of shares of Telecom Italia S.p.A. proportional to the current economic stake in Telco, S.p.A. of its respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including Brazil and Argentina) to proceed to the “demerger” (spin off) of Telco, S.p.A. has already started, once completed in Italy the corresponding corporate documents.

As detailed in the following Note 14, on July 24, 2014, Telefónica, S.A. has issued mandatory exchangeable bonds, on the maturity date, for a maximum ordinary shares of Telecom Italia representing 6.5% of its current voting share capital, for an amount of 750 million euros and maturing on July 24, 2017. The bonds may be exchanged in advance with the transfer of the shares, except under certain circumstances where the Company may opt to redeem the bonds in cash. As a result of this transaction, Telefónica, S.A., after the Telco, S.p.A. demerger and the later transfer of the underlying shares of the bonds, will reduce its stake in Telecom Italia Sp.A., which will be between 8.3% and 9.4% in Telecom Italia S.p.A. current voting share capital.

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Condensed consolidated interim financial statements 2014

Note 14. Events after the reporting period

The following events regarding the Group took place between the reporting date and July 30, 2014:

Financing

On July 7, 2014, Telefónica, S.A., made an early repayment for 400 million euros of its syndicated loan (tranche A2) dated July 28, 2010 and scheduled to mature originally on July 28, 2014.

On July 7, 2014, Telefónica, S.A., canceled 513 million euros of its forward start facilities (Tranche A2A and A2B) dated February 22, 2013 and available from July 28, 2014, canceling in full its forward start facilities.

On July 7, 2014, Telefónica, S.A., made an early repayment for 500 million euros of its syndicated loan (tranche A3) dated July 28, 2010 and scheduled to mature originally on July 28, 2016.

On July 14, 2014, Telefónica Finanzas México, S.A. de C.V. redeemed 4,000 million Mexican pesos (equivalent to 226 million euros) of its “Certificados Bursátiles”, guaranteed by Telefónica S.A., issued on July 19, 2010.

On July 24, 2014, Telefónica, S.A. issued a 750 million euros bond mandatory exchangeable into Telecom Italia ordinary shares and maturing on July 24, 2017. The bonds will accrue a nominal fixed interest rate of 6.0% per annum. The minimum exchange price of the bonds has been set at 0.8600 euros and the maximum exchange price at 1.0320 euros per ordinary share of Telecom Italia, which represents a premium of 20% over said minimum exchange price.

On July 28, 2014, Telefónica, S.A., made an early repayment for 713 million euros of its syndicated loan (tranche A2) dated July 28, 2010 and scheduled to mature originally on July 28, 2014.

On July 30, 2014, Telefónica, S.A., made an early repayment for 1,172 million euros of its syndicated loan (tranche A3) dated July 28, 2010 and scheduled to mature originally on July 28, 2016.

Acquisition of 11.11% of Mediaset Premium

On July 7, 2014, Telefónica S.A. reached an agreement with Reti Televisive Italiane S.p.A. (“RTI “) for the acquisition by the first of 11.11% stake of the capital of a new created company, which will consolidate the pay-TV business of Mediaset Group in Italy which is currently commercialized under the name of “Mediaset Premium”. The purchase price of the aforementioned 11.11% stake equals 100 million euros.

Agreement for the sale of the stake in Telefonica Ireland, Ltd.

On July 15, 2014, after obtaining the corresponding regulatory authorizations, Telefónica has concluded the 100% sale of Telefónica Ireland, Ltd. ´s participation to Hutchison Whampoa Group (see Note 13).

Agreement for the acquisition of E-Plus

On July 2, 2014 Telefónica Deutschland has received the EU Commission’s conditional clearance to acquire the E-Plus Group from the Dutch telecommunication corporation KPN (see Note 13).

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Condensed consolidated interim financial statements 2014

Note 15. Additional note for English translation

These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish language prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

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Condensed consolidated interim financial statements 2014

Appendix I. Changes in the scope of consolidation

The main changes in the consolidation scope taking place in the first half of 2014 were as follows:

Telefónica Czech Republic, a.s.

On November 5, 2013, Telefónica signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. The transaction was completed on January 28, 2014, once the pertinent regulatory authorisation was obtained, being removed from the consolidation perimeter from January 1, 2014. Subsequent to the transaction, Telefónica holds a 4.9% stake in the company. On June 21 Telefónica Czech Republic, a.s. changed its name to O2 Czech Republic, a.s.

Acquisition of eyeOS, S.L.

In March 2014 Telefónica Digital España, S.L.U. acquired the 100% stake of the company eyeOS, S.L. The company has been incorporated in Telefónica’s Group financial statements under the full consolidation method.

Acquisition of Axonix Ltd.

In April 2014 Telefónica Digital, Ltd. acquired 30% stake of the company Axonix Ltd. It has control through a shareholder agreement and a majority of seats on the Board of Directors. This company has been incorporated in Telefónica’s Group financial statements under the full consolidation method.

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Condensed consolidated interim financial statements 2014

Interim consolidated management report

TELEFONICA GROUP

Consolidated Results

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure completely focused on clients and which incorporates the digital offering as the main focus of commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

As a result of this organization, the new structure is made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, México, Venezuela and Central America, Ecuador and Uruguay). These segments include all information relating to wireline, wireless, cable, internet and television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

Telefónica managed a total of 315.8 million accesses as of June 30, 2014, down 0.5% year-on-year, impacted by the sale of the fixed business’s residential assets in the UK and the sale of Telefónica Czech Republic since January 1, 2014. Excluding these effects, total accesses would have increased by 2% year-on-year, driven by the growth of mobile contract customers, especially mobile broadband customers, and pay TV accesses. Of particular note is the progress of Telefónica Hispanoamérica’s accesses (41% of total accesses of the Group), which increased by 4% year-on-year and Telefónica Brazil’s accesses (30% of total accesses, up 4% year-on-year).

The Group’s strategy is based on capturing growth in its markets and especially on attracting high-value-added customers.

Mobile accesses were 249.4 million as of June 30, 2014 showing stability year-on-year in the total mobile accesses and increasing 3.8% in the contract segment, but excluding the effect of the disposal of T. Czech Republic the growth would be of 3% in total and 9% increase in the contract segment. The growth was mainly driven by the increased penetration of smartphones.

The Group’s mobile broadband accesses stood at 81.3 million as of June 30, 2014, maintaining solid growth of 28% year-on-year, and representing 33% of mobile accesses (+7 p.p. year-on-year). Underpinning this growth was the strong performance of smartphones, which achieved a penetration of 32% over the customer base (+8 p.p. year-on-year), with net additions of 8 million in the first semester of 2014.

Retail fixed broadband accesses totaled 17.6 million, down 3.5% year-on-year affected by the disposal of T. Czech Republic. Without this effect accesses would increase 1% year-on-year.

Pay TV accesses reached 4.2 million as of June 30, 2014, up 26% year-on-year, highlighting the performance of Telefónica Spain and the double-digit year-on-year growth of Telefónica Hispanoamérica and Telefónica Brazil.

Telefónica’s customer base includes the consumer and business segments, and therefore is not materially affected by customer concentration risk.

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Condensed consolidated interim financial statements 2014

Accesses

Thousands of accesses	Jan-Jun 2013	Jan-Jun 2014	%Var 13/14
Fixed telephony accesses (1) (2) (3)	39,520.8	37,544.0	(5.0%)
Internet and data accesses	19,023.3	18,168.2	(4.5%)
Narrowband	590.0	411.9	(30.2%)
Broadband (4)	18,287.3	17,642.6	(3.5%)
Other (5)	145.9	113.6	(22.1%)
Mobile accesses	249,460.0	249,428.6	(0.0%)
Prepay (6)	164,550.6	161,299.0	(2.0%)
Contract	84,909.4	88,129.6	3.8%
Pay TV (7)	3,327.1	4,191.9	26.0%
Unbundled loops	3,522.0	3,979.1	13.0%
Shared ULL	157.6	105.5	(33.1%)
Full ULL	3,364.4	3,873.7	15.1%
Wholesale ADSL	857.6	751.3	(12.4%)
Other	1,623.6	1,708.1	5.2%

Final Clients Accesses	311,331.2	309,332.7	(0.6%)

Wholesale Accesses	6,003.2	6,438.6	7.3%

Total Accesses	317,334.4	315,771.3	(0.5%)

Notes:

“Access” refers to a connection to any of the telecommunications services offered by Telefónica. Because a single fixed customer may contract for multiple services, we count the number of accesses or services a customer has contracted for. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than one.

“Fixed telephony accesses” includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

“Internet and data accesses” includes retail broadband accesses (retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits. “Naked ADSL” allows customer to subscribe for a broadband connection without a monthly fixed line fee.

“Pay TV” includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

“Mobile accesses” count each active SIM as an access regardless of the number of services contracted through the SIM. Mobile accesses include accesses to mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and prepay accesses.

“Mobile broadband” includes Mobile Internet (internet access from devices also used to make voice calls e.g. smartphones), and Mobile Connectivity (internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

“Unbundled/shared local loop, or ULL” includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, “Full ULL”) or only DSL service (shared unbundled loop, “Shared ULL”).

T. Czech Republic accesses are no longer consolidated since the first quarter of 2014.

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Condensed consolidated interim financial statements 2014

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included. Includes VoIP and Naked ADSL.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	Since the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7)	Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers in Spain.

Revenues totaled 24,957 million euros in the first half of 2014, decreasing 12.6% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 10.9 p.p. Additionally, revenues were negatively affected by changes in the consolidation perimeter (3.1 p.p.), mainly due to the deconsolidation of Telefonica Czech Republic. Excluding all these impacts, revenues in the first half of 2014 would have increased by 1.4% year-on-year.

The structure of revenues reflects the Group’s diversification and despite the above-mentioned foreign exchange rate effects, Telefonica Hispanoamérica accounted for 28.3% of consolidated revenues in the first half of 2014 (-0.4 p.p. compared with the first half of 2013), Telefonica Spain accounted for 24.0% of consolidated revenues (up 1.0 p.p. compared with the first half of 2013), Telefonica Brazil accounted for 22.0% of consolidated revenues (-0.5 p.p. compared with the first half of 2013), Telefonica UK accounted for 13.4% of consolidated revenues (up 2.1 p.p. compared with the first half of 2013) and Telefonica Germany 9.2% of total revenues (+0.6 p.p. compared with the first half of 2013).

Mobile data revenues totaled 5,789 million euros in the first half of 2014, a year-on-year decrease of 5.9% in reported terms, primarily due to foreign exchange rate effects and the impact of hyperinflation in Venezuela. Excluding these impacts, mobile data revenues would have increased by 9.0% and accounted for 40% of mobile service revenues, up 3 p.p. compared with the first half of 2013. Especially noteworthy is the growth in non-SMS data revenues (+7.5% year-on-year in reported terms and +23.8% year-on-year excluding the impact of foreign exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 72% of total data revenues in the period in reported terms (+9 p.p. year-on-year in reported terms).

Exchange rate fluctuations, in particular the depreciation of the Brazilian real and the Argentine peso along with the implicit devaluation of the Venezuelan bolivar following the introduction of the new exchange rate mechanism (SICAD I), negatively impacted the financial results of the first half of 2014. Thus, in the first half of 2014, exchange rates fluctuations deducted 10.9 p.p. from the year-on-year revenue growth and operating income before depreciation and amortization (OIBDA) growth.

Other income mainly includes own work capitalized in the Group’s fixed assets, profit from the sale of other assets, and the disposal of non-strategic towers. Year-on-year variation is mainly due to the impact in 2013 of the capital gain from the disposal of assets relating to the fixed business in the UK (73 million euros) and the capital gain from the sale of Hispasat (21 million euros). It is also affected by the sale of non-strategic towers (55 million euros of impact in OIBDA in 2014, mainly in Spain, compared with 35 million euros in the first half of 2013, mainly in Brazil).

Total consolidated expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes), amounted to 17,593 million euros in the first half of 2014. This represented an 11.8% year-on-year decrease in reported terms, which was primarily due to:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-10.7 p.p.);

•	Changes in the consolidation perimeter caused by the disposal of Telefónica Czech Republic (-2.8 p.p.); and

•	Value adjustment of Telefonica Ireland (-0.1 p.p.).

Excluding the aforementioned items, total expenses grew 1.8% in the first half of 2014 compared with the first half of 2013, mainly due to higher commercial, network and systems costs, which could not be offset by savings from the operating model transformation and Telefonica’s scale.

•	Supplies stood at 7,265 million euros in the first half of 2014, falling 13.9% with respect to the same period in 2013, largely impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 8.7 p.p. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-3.1 p.p.). Excluding both effects, these expenses fell 2.3%, due to lower mobile interconnection costs, more than offsetting increased handset and TV content consumption.

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Condensed consolidated interim financial statements 2014

•	Personnel expenses totaled 3,277 million euros in the first half of 2014 and fell by 11.4% in reported terms, mainly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (which resulted in a decrease of 10.9 p.p.) and changes in the consolidation perimeter (-3.2 p.p.). Excluding both effects, personnel expenses would have increased by 2.8% mainly reflecting the negative impact of inflation in some countries, which were not fully offset by the savings from the restructuring plans carried out in recent years (mainly in Spain, Brazil and the UK). Non-recurring restructuring expenses amounted to 11 million euros in the first half of 2014 (5 million euros in the UK) compared with 98 million euros in the same period of 2013 primarily in Brazil, Czech Republic and the UK (48 million euros in the last one).

The average headcount was 119.880 employees in the first half of 2014, down 9.1% compared with the first half of 2013, primarily due to the deconsolidation of Telefónica Czech Republic. Excluding this impact, the average headcount would have decreased by 4.7% year-on-year.

•	Other expenses amounted to 7,051 million euros in the first half of 2014, falling 9.7% mainly due to the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-12.8 p.p.). In addition, other expenses were also affected by changes in the consolidation perimeter (-2.2 p.p.), value adjustment of Telefonica Ireland (-0.2 p.p.) and sale of non-strategic towers (-0.1 p.p.). Excluding these effects, other expenses would have increased by 5.7% mainly as a result of commercial expenses, network costs related to data traffic growth and expenses associated with network modernization.

OIBDA reached 8,055 million euros in the first half of 2014, a decrease of 14.5% against the same period in 2013, as a result of:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-10.9 p.p.);

•	The higher amount of non-strategic towers sold in the first half of 2014 mainly in Spain (55 million euros) compared to the first half of 2013 (35 million euros, 30 million euros in Brazil and 5 million euros in Hispanoamérica mainly in Chile and Mexico). This effect represented 0.2 p.p. of the OIBDA growth;

•	Changes in the consolidation perimeter mainly caused by the disposal of Telefónica Czech Republic (-3.7 p.p.); and

•	First half of 2013 is affected by the value adjustment of Telefonica Ireland (16 million euros, +0.2 p.p.) and the capital gain from the sale of Hispasat (21 million euros; -0.2 p.p.).

Excluding the aforementioned items, OIBDA for the first half of 2014 would be practically in line with the same period of 2013 (-0.1%).

OIBDA margin was 32.3% in the first half of 2014, down 0.7 p.p. year-on-year in reported terms.

By segment, Telefónica Spain contributed the most to consolidated OIBDA, accounting for 34.1% (+0.9 p.p. versus the first half of 2013), Telefónica Hispanoamérica represented 28.1% (+0.8 p.p. versus the first half of 2013) and Telefonica UK accounted 10.0% increasing 1.9 p.p. compared with first half of 2013. By contrast, Telefónica Brazil reduced its contribution to OIBDA by 0.5 p.p. versus the first half of 2013 (accounting for 21.5% of total OIBDA in the first half of 2014).

Depreciation and amortization in the first half of 2014 totaled 4,163 million euros, 18.5% lower year-on-year in reported terms, 11.8% lower than the first half of 2013 excluding exchange rate differences and the effect of hyperinflation in Venezuela. Total depreciation and amortization charges arising from purchase price allocation processes amounted to 318 million euros (-25.1% year-on-year).

Operating income (OI) in the first half of 2014 stood at 3,892 million euros, down 9.8%, highly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (-15.6 p.p.). Additionally the year-on-year change was affected by the higher amount of non-strategic towers sold in the first half of 2014 as compared to the first half of 2013 (+0.5 p.p.), changes in the consolidation perimeter due to the desconsolidation of Telefónica Czech Republic (-2.3 p.p.), the accounting in 2013 of the value adjustment of Telefonica Ireland (+0.4 p.p.) and the capital gain from the sale of Hispasat (-0.5 p.p.). Excluding these impacts, operating income would have increased 7.9% year-on-year.

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Condensed consolidated interim financial statements 2014

Share of profit (loss) of investments accounted for by the equity method –was a loss of 60 million euros in the first half of 2014, mainly due to losses registered on the Telco, S.p.A. investment.

Net financial expenses amounted to 1,380 million euros in the first half of the year, of which 137 million euros were due to net negative foreign exchange differences primarily as a result of the implicit devaluation of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 8.0% year-on-year due to a 15.3% reduction in average debt and an improvement in credit spreads. The effective cost of debt over the last twelve months was 5.58%, 24 basis points higher than in December 2013, as most of the average debt reduction has been in euros and Czech crowns (with below average costs).

Corporate income tax in the first half of 2014 totaled 350 million euros over an income before taxes of 2,452 million euros, implying an effective tax rate of 14.3%. This is 11.2 p.p. lower year-on-year, mainly due to the impact of the revaluation of deferred taxes in Brazil, following a regulatory change.

Profit attributable to minority interests reduced net income by 199 million euros in the first half of 2014 (-138 million euros in the first six months of 2013) mainly as a result of the higher profit attributed to minority interests in Brazil (affected by the aforementioned revaluation of deferred taxes).

As a result, consolidated net income in the first half amounted to 1,903 million euros, 7.5% lower year-on-year, and basic earnings per share amounted to 0.41 euros (-11.0% year-on-year).

With regards to investment, the Company continued focused on technological transformation and network modernization, with over 71% of total investment devoted to business transformation and growth. CapEx totaled 3,523 million euros, decreasing year-on-year 9.8% in reported terms, to mention that CapEx included 189 million euros relating to spectrum acquisition in the first half of 2014 primarily in Colombia and Central America compared to 834 million euros in the first half of 2013 mainly in UK, Spain, Brazil and Uruguay.

Operating cash flow (OIBDA-CapEx) totaled 4,533 million euros, 17.9% lower year-on-year as compared to the first half of 2013.

Interest payments amounted to 1,547 million euros in the first half of 2014, 2.3% higher year-on-year, due to the greater concentration of coupon payments in the period and non-recurring impacts that offset lower interest payments relating to the 15.3% reduction in average debt.

Payment of taxes totaled 546 million euros, 331 million euros less than in the first half of 2013, mainly due to compensation of losses from previous years and lower advanced payments.

Working capital improved by 767 million euros compared with the first half of 2013 and consumed 472 million euros in the first half of 2014, mainly due to the seasonality of payments for investment in tangible assets. The improvement was mainly due to the increase of deferred income from advanced collections in Germany, lower spectrum acquisition payments versus accruals and working capital management measures, focused on factoring collections from handset sales and maintaining supplier financing.

Operations with minority shareholders totaled 254 million euros in January-June 2014, 35 million euros less than in the same period of 2013, affected by changes in the perimeter of consolidation (sale of Telefónica Czech Republic) and the performance of the Brazilian real on Telefónica Brasil dividend payment.

As a result, the amount available to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility, amounted to 1,664 million euros (1,821 million euros excluding spectrum payments), 14.7% higher year-on-year.

Net financial debt stood at 43,791 million euros at the end of June 2014, down 6,002 million euros year-on-year and 1,590 million euros in the last six months.

Net financial debt reduction was mainly due to the sale of T. Czech Republic for 2,306 million euros (1,966 million euros collected and 340 million euros deferred payment), the placement of Undated Deeply Subordinated Securities in the amount of 1,750 million euros considered as equity instruments and free cash flow generation before spectrum payments of 1,821 million euros. In contrast, factors that increased debt include Telefónica, S.A. dividend payment of 1,790 million euros, the implicit devaluation of the Venezuelan bolivar (1,110 million euros), the payment of labor commitments mainly associated with early retirements (458 million euros), spectrum payments (157 million euros) and other factors that increased debt by 772 million euros, including financial investments and the net purchase of treasury stock.

Telefónica, S.A.      42

Condensed consolidated interim financial statements 2014

The leverage ratio (net debt over OIBDA) for the last 12 months stood at 2.47 times at the end of June 2014.

In the first half of 2014, Telefónica’s financing activity through bond and loan markets stood at around 9,880 million equivalent euros. This activity was mainly focused on strengthening the liquidity position, actively managing the cost of debt and smoothing the debt maturity profile of Telefónica, S.A. for the following years. Therefore, as of the end of June, the Group maintains a comfortable liquidity position to accommodate the next debt maturities. In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets for approximately 151 million equivalent euros in the January-June period. Also noteworthy is the 500 million euros bond placement by T. Deutschland in January.

Telefónica, S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 1,687 million euros at the end of June.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 12,083 million euros, with around 10,763 million euros maturing in more than 12 months.

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Condensed consolidated interim financial statements 2014

Segment Results

Some of the figures in the following tables are compared at a constant exchange rate in order to analyze period-on-period performance excluding the effects of exchange rate variations. For certain of the financial results discussed below, comparisons have been made using the previous year’s average exchange rate to convert the figure and by excluding the consideration of Venezuela as a hyperinflationary economy. In these cases, a comment of “excluding foreign exchange rate effects” or “excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy” (or similar wording) has been indicated.

Some figures discussed further below have been compared in local currency (LC), taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

Telefónica, S.A.      44

Condensed consolidated interim financial statements 2014

TELEFÓNICA SPAIN

ACCESSES

Thousands of accesses	January-June 2013	January-June 2014	%Var 13/14
Fixed telephony accesses (1)	11,420.3	10,715.4	(6.2%)
Naked ADSL	22.5	21.9	(2.9%)
Internet and data accesses	5,860.5	5,913.8	0.9%
Narrowband	50.2	39.0	(22.3%)
Broadband (2)	5,795.6	5,862.0	1.1%
Other (3)	14.7	12.8	(12.9%)
Mobile accesses	19,782.3	17,863.6	(9.7%)
Prepay	4,769.5	3,767.8	(21.0%)
Contract	15,012.8	14,095.8	(6.1%)
Pay TV (4)	632.5	1,209.5	91.2%
WLR (5)	488.6	556.0	13.8%
Unbundled loops	3,475.3	3,979.1	14.5%
Shared ULL	157.6	105.5	(33.1%)
Full ULL (6)	3,317.6	3,873.7	16.8%
Wholesale ADSL	662.2	702.5	6.1%
Other (7)	0.4	0.3	(25.6%)

Final Clients Accesses	37,695.5	35,702.4	(5.3%)

Wholesale Accesses	4,626.5	5,238.0	13.2%

Total Accesses	42,322.0	40,940.4	(3.3%)

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Leased lines.
(4)	Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.
(5)	Wholesale Line Rental.
(6)	Includes naked shared loops.
(7)	Wholesale circuits.

In a market environment with an increasing preference from customers for higher quality services, the focus on fiber and the introduction of TV in all “Movistar Fusión” offers, have fostered the acquisition of new customers and driven churn reduction across services (mobile contract, fixed broadband, pay TV and fixed telephony accesses).

Telefónica, S.A.      45

Condensed consolidated interim financial statements 2014

On the other hand, it is worth to note that the additional value included in the new “Movistar Fusión TV” portfolio is attracting new and existing customers to the higher ARPU offers. Accordingly, the weight of convergent gross additions in “Movistar Fusión TV” packages priced at 60 euros/month or more continued to increase. In addition, the existing “Fusión” customers repositioned in the new offer also have higher ARPU than before the repositioning in June.

Telefónica España managed 40.9 million accesses at the end of June 2014, down 3% year-on-year, impacted by the disconnection of 569 thousand inactive M2M mobile contract accesses in the first half of 2014 and the booking of “TV Mini” customers (+131 thousand TV accesses).

It is worth to note that there has been a significant increase in the installation backlog due to the high number of requests for the new “Movistar Fusión TV” offer.

“Movistar Fusión”, with a customer base of 3.4 million and 1.3 million additional mobile lines, maintained solid year-on-year growth (+55% and +51% respectively), representing 67% of fixed broadband customers and 52% of mobile contract customers in the residential segment. Once again, the percentage of new customers and customers contracting additional services increased accounting for 73% of net additions until June.

Retail fixed telephony accesses (-6% year-on-year) posted a net loss of 374 thousand accesses until June.

Retail broadband accesses (5.9 million at the end of June) grew by 1% year-on-year, with net additions of 15 thousand accesses until June due to the increase of fiber accesses and the gradual reduction of churn (1.6% in the first half of 2014; -0.1 p.p. year-on-year).

Fiber customers continued posting strong growth reaching 861 thousand accesses at the end of June (including 70 thousand customers of fiber 10 Mb), almost double the figure in June 2013 after recording 267 thousand net additions in the first half of the year. Fiber customers (100 Mb) net additions amounted to 197 thousand accesses in the semester, 66% higher year-on-year.

At the end of June 2014, fiber coverage stood at 7.4 million premises (5.0 million households), almost double the figure in June 2013. The year-end target is approximately 10 million premises, which will further extend the reach of the Company’s differential offer.

It is also noteworthy that fiber (100 Mb) customers have higher ARPU (currently, a 10 euros price premium) and lower churn (0.6 times) than ADSL customers.

Pay TV accesses almost doubled June 2013 figures reaching 1.2 million, driven by the success of the new convergent offer, with “Movistar TV” as the key differentiation lever in terms of quality, user experience and content.

131 thousand “TV Mini” customers were included in the total access base (IP TV package with seven free channels included in the convergent fiber offer launched in September 2013). Excluding these customers, Pay TV net additions totaled 406 thousand in the first half of the year versus negative net additions totaled 78 thousand in the same period in 2013. Also noteworthy is the year-on-year reduction in churn (2.4%; -1.4 p.p. year-on-year).

Total mobile accesses stood at 17.9 million, down 10% compared with June 2013, impacted by the disconnection of inactive M2M mobile contract accesses mentioned above. The contract segment continued to increase its weight over the total to 79% (+3 p.p. year-on-year).

It should also be underlined that 70% of contract mobile customers in the residential segment have already migrated to “Fusión” or the new mobile tariffs launched in 2013.

Smartphone penetration grew to 56% (+10 p.p. year-on-year) and drove a ramp-up in data traffic growth to 11% year-on-year. LTE coverage reached 47% of the population at the end of June.

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Condensed consolidated interim financial statements 2014

RESULTS

Millions of euros
Telefónica Spain	January-June 2013	January-June 2014	%Var 13/14
Revenues	6,559	5,992	(8.6%)
Wireless business	2,634	2,299	(12.7%)
Mobile service revenues	2,373	1,982	(16.5%)
Wireline business	4,428	4,184	(5.5%)
OIBDA	3,129	2,745	(12.3%)
OIBDA Margin	47.7%	45.8%	(1.9 p.p )
Depreciation and Amortization	(1,023)	(905)	(11.5%)
Operating income (OI)	2,106	1,840	(12.7%)
CapEx	627	703	12.1%
OpCF (OIBDA—CapEx)	2,502	2,042	(18.4%)

Note: OIBDA and OI before management and brand fees.

Revenues totaled 5,992 million euros in the first half of 2014, down 8.6% year-on-year, with the pace of decline continuing to stabilise on the back of the improved commercial activity, the lower impact of customer repositioning, and the growth in revenues from handset sales; without yet reflecting the impact of the change in commercial trend in the second quarter.

Excluding handset sales and regulatory impacts (interconnection and roaming), revenues would decline 7.7% year-on-year in the first half of the year.

The breakdown of revenue by business, as well as the ARPU, is becoming less relevant given the high penetration level of the convergent offer:

Fixed business revenues (4,184 million euros) fell 5.5% year-on-year in the first half of 2014.

Mobile business revenues (2,299 million euros) declined 12.7% year-on-year in the first half of 2014. Mobile service revenues declined 16.5% year-on-year in the first half.

Mobile ARPU is becoming less representative as “Movistar Fusión” penetration increases owing to the allocation of revenue between the fixed and mobile businesses. In the first half of 2014 mobile ARPU declined by 13.3% year-on-year, impacted by the termination rate cut in July 2013 (-60%).

Telefónica, S.A.      47

Condensed consolidated interim financial statements 2014

Telefónica Spain	January-June 2013	January-June 2014	%Var 13/14
Traffic (million minutes)	17,012.1	17,575.5	3.3%
ARPU (EUR) (1)	18.4	16.0	(13.3%)
Prepay	7.5	6.1	(18.1%)
Contract (2)	25.1	20.9	(16.8%)
Data ARPU (1)	6.7	6.9	3.3%
% rev. non-SMS over data revenues	91.2%	95.1%	3.9 p.p.

Notes:

(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

Total expenses amounted to 3,481 million euros in the first half, down 3.5% year-on-year, as a result of strict cost control and efficiencies achieved. Breakdown by component:

•	Supplies (1,236 million euros) fell by 3.2% year-on-year in the first half of 2014, as a consequence of lower mobile interconnection costs.

•	Personnel expenses (1,057 million euros) declined 2.4% year-on-year in the first half of the year on the back of the savings related to the redundancy programme ended in 2013 (64 million euros) and the temporary removal of the Company’s contribution to the pension plan (28 million euros). At the end of June of 2014, Telefónica Spain’s headcount totaled 29,781 employees (-1.6% year-on-year).

•	Other expenses (1,188 million euros) fell 4.8% year-on-year in the first half, mainly reflecting efficiencies resulting from process simplification, redefinition of distribution channels and insourcing of activities, and despite the increased commercial focus on advertising and handset sales.

OIBDA amounted to 2,745 million euros in the first six months, 12.3% down on the same period of the previous year, with an OIBDA margin of 45.8% (-1.9 p.p. year-on-year; -2.8 p.p. excluding the sale of non-strategic towers), despite the pressure on revenues.

Excluding the sale of non-strategic towers for 54 million euros in the first half, OIBDA declined 14.0% in the first half, impacted by the Company’s increased commercial efforts to capture the value observed in the market, in a macro environment showing clear signs of improvement and despite the highly competitive market conditions.

CapEx amounted to 703 million euros in the first half of 2014 (+12.1% year-on-year), affected by the booking of 65 million euros in the first half of 2013 for the extension of the spectrum license for the 900 MHz. Excluding this impact, CapEx rose 24.9% year-on-year in the first half of 2014, reflecting the faster pace of connection of fiber and TV customers and the rapid rollout of fiber and LTE, key levers to maintain leadership in quality and access speed and to foster growth businesses in the sector.

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Condensed consolidated interim financial statements 2014

TELEFÓNICA UK

ACCESSES

Thousands of accesses	January-June 2013	January-June 2014	%Var 13/14
Fixed telephony accesses (1)	192.7	217.9	13.1%
Internet and data accesses	10.4	16.8	60.8%
Broadband	10.4	16.8	60.8%
Mobile accesses	23,123.7	23,766.6	2.8%
Prepay	10,680.0	10,548.6	(1.2%)
Contract	12,443.7	13,218.0	6.2%

Final Clients Accesses	23,326.8	24,001.3	2.9%

Wholesale Accesses (2)	36.8	—	—

Total Accesses	23,363.6	24,001.3	2.7%

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	From the first quarter of 2014, the company stopped offering a wholesale service.

Telefónica UK revenues continued to show positive annual growth due to record in retention levels and the success of “Refresh” tariffs that continues as important commercial key.

The Company continued to improve network experience and customer satisfaction through upgrading its high value customers to LTE and infilling of its LTE network (43% outdoor coverage as of June 2014). The first 4G adopters are showing encouraging results in terms of data consumption (up to 2 times higher average data consumption than 3G customers), demonstrating the ARPU uplift opportunity of this technology.

On July 9, 2014 the Supreme Court gave the judgment on variable wholesale termination charges for calls to 080, 0845 and 0870 numbers, in favor of BT. Telefonica UK is disappointed with the ruling, and are currently reviewing the implications in detail. However, no significant income statement impacts related to the ruling are expected as the Company has already provided for the likely impact.

As a result of the commercial activity, total accesses stood at 24.0 million at the end of June 2014 and grew 2.7% year on year.

Mobile contract customer base posted solid growth (+6% year-on-year; +5% excluding M2M) and led to total mobile customer increase of 3% year-on-year to 23.8 million at the end of June. The contract segment increased its weight to 56% of the mobile base (2 p.p. more than in June 2013).

Contract net additions, excluding M2M, totaled 212 thousand accesses during the first half of the year (334 thousand including M2M).

In addition, prepay negative net additions reached 216 thousand customers during the first half of the year, after the launch of a new set of tariffs at the end of May (“Big Bundles”).

As a result, total net additions totaled 118 thousand accesses during the first half of the year.

In the first half, contract churn declined to 1.0% (-0.1 percentage points year-on-year) demonstrating loyalty to the Company’s unique commercial propositions.

Smartphone base grew 2 p.p. year-on-year and reached a penetration of 50% at the end of June 2014 (10.5 million accesses).

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Condensed consolidated interim financial statements 2014

RESULTS

Millions of euros	January-June 2013	January-June 2014	%Var 13/14
Telefónica UK			€	LC
Revenues	3,234	3,344	3.4%	(0.1%)
Mobile service revenues	2,758	2,647	(4.0%)	(7.3%)
OIBDA	757	805	6.2%	2.6%
OIBDA Margin	23.4%	24.1%	0.6 p.p.	0.6 p.p.
Depreciation and Amortization	(502)	(554)	10.2%	6.4%
Operating income (OI)	255	251	(1.6%)	(4.9%)
CapEx	1,071	375	(65.0%)	(66.2%)
OpCF (OIBDA—CapEx)	(314)	429	c.s.	c.s.

Note: OIBDA and OI before management and brand fees.

Revenues totaled 3,344 million euros, increasing 3.4% year-on-year in reported terms in the first half of 2014 (with a slight decline of 0.1% in local currency). This performance is impacted by the negative contribution of “Refresh” tariffs due to its anniversary on April 16, 2014 and the disposal of the fixed business assets in 2013.

Mobile service revenue totaled 2,647 million euros in the first half of 2014, decreasing 4.0% year-on-year in reported terms (-7.3% in local currency). Excluding regulation, as well as the new commercial model, mobile service revenues would have decrease 0.2% year-on-year.

Data revenue increased 4.7% year-on-year in the first half in reported terms (+1.2% in local currency), with the positive trend of non-SMS. Non SMS revenues accounts for 57% of data revenues (+8 percentage points year-on-year). As a result, data revenue accounted for 57% of mobile service revenues, 5 p.p. higher year-on-year.

ARPU declined 6.5% year-on-year in the first half of 2014 in reported terms (-9.7% in local currency), impacted by mobile termination rate cuts and the “Refresh” model. Excluding both impacts, ARPU declined 3.0% (in local currency) year-on-year in the first half of 2014 leveraged on the increased growth of non-SMS data ARPU and to the increased value of the prepay segment after the launch of “Big Bundle” offers.

Data traffic grew 60% compared with June 2013, driven by increased smartphone penetration coupled with a growing contract base and higher usage per customer.

Telefónica, S.A.      50

Condensed consolidated interim financial statements 2014

Telefónica UK	January-June 2013	January-June 2014	%Var 13/14 LC
Traffic (million minutes)	24,045.0	24,334.4	1.2%
ARPU (EUR)	20.0	18.7	(9.7%)
Prepay	7.9	7.2	(11.9%)
Contract (1)	35.8	33.0	(10.8%)
Data ARPU	10.5	10.7	(1.8%)
% rev. non-SMS over data revenues	49.7%	57.3%	7.6 p.p.

Notes:

(1)	Excludes M2M.

Total expenses amounted to 2,600 million euros, decreasing 0.3% in reported terms and decreasing 3.7% in local currency in the first half of the year. Total expenses breakdown is as follows:

•	Supplies amounted to 1,621 million euros and fell 1.5% year-on-year in the first half of the year (-4.8% in local currency) mainly driven by tight cost control and lower commercial expenses coming from lower churn. It is worth mentioning that supplies expenses include a positive non-recurrent impact of 24 million euros (true-up of past commissions).

•	Personnel expenses amounted to 224 million euros and declined 28.7% year-on-year in the first half of the year (-31.2% in local currency) due to the benefits of outsourcing of customer service. Additionally, personnel expenses are impacted by 48 million euros of non-recurring restructuring expenses in 2013 and 5 million euros in 2014.

•	Other expenses were 755 million euros and increased 16.6% year-on-year in the first half of the year (+12.7% in local currency) due to outsourcing of customer service activities (partially offsetting the reduction on personnel expenses). The new commercial model has a negative accounting impact in bad debt provision affecting in the year-on-year performance.

OIBDA totaled 805 million euros in the first half of the year and grew 6.2% year-on-year (+2.6% in local currency). This evolution is affected by the fading benefits from “Refresh” reducing 3.6 p.p. the growth (gradual annualisation of the impact of the acceleration in the accounting of handset sales). Additionally, OIBDA variation is affected by the gain from the disposal of fixed business assets in 2013 of 73 million euros (partially offset by the 48 million euros non-recurrent restructuring expenses) and 5 million euros in 2014 of non-recurring cost. As a result, OIBDA margin stood at 24.1% in the first half of the year (+0.6 p.p. year-on-year).

CapEx amounted to 375 million euros in the first half of the year (-65.0% year-on-year in reported terms, and +2.5% year-on-year excluding spectrum acquisitions and exchange rate differences) with savings coming from the network sharing agreement with the Company continuing with its LTE expansion.

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Condensed consolidated interim financial statements 2014

TELEFÓNICA GERMANY

ACCESSES

Thousands of accesses	January-June 2013	January-June 2014	%Var 13/14
Fixed telephony accesses (1)	2,176.0	2,078.2	(4.5%)
Internet and data accesses	2,583.1	2,450.2	(5.1%)
Narrowband	287.9	258.8	(10.1%)
Broadband	2,295.1	2,191.4	(4.5%)
Mobile accesses	19,411.1	19,435.9	0.1%
Prepay	9,150.6	8,919.7	(2.5%)
Contract	10,260.5	10,516.1	2.5%
Pay TV (2)	46.0	—	—

Final Clients Accesses	24,216.2	23,964.3	(1.0%)

Wholesale Accesses	1,127.2	1,151.8	2.2%

Total Accesses	25,343.3	25,116.1	(0.9%)

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected.

The refresh of the “O2 Blue All-in” tariff portfolio for the consumer segment in April and the launch of a unique new tariff model “O2 Unite” for business customers at the end of March, resulted into a strong commercial traction that led to an improvement in revenue performance, amid a very competitive market.

With respect of the envisaged acquisition of the E-Plus Group, the European Commission has already granted conditional clearance on July 2, 2014 and final closure of the transaction is expected by the third quarter of 2014.

As a consequence, the total access base reached 25.1 million at the end of June 2014, remained broadly stable year-on-year (-1%).

The contract customer base accelerated its year-on-year growth at 2.5% in June, leading to a stable mobile base of 19.4 million and represented the weight to 54% of the mobile base (+1 p.p. versus June, 2013).

Smartphone penetration increased 4 p.p. year-on-year to 33% at the end of June 2014. The demand for LTE-enabled handsets further increased to reach 86% of total smartphone shipments at the end of June 2014, in line with higher focus on LTE seen in the market.

Contract net additions totaled 230 thousand accesses in the first half of the year driven by ongoing commercial investments, the new commercial propositions and a sequential improvement in churn.

In the first half, net additions totaled 35 thousand accesses (230 thousand accesses in contract and -195 thousand accesses in prepaid).

Contract churn reached 1.4% in the first half of the year (stable year-on-year), with total mobile churn at 2.1% (-0.1 p.p. year-on-year).

Retail broadband fixed internet accesses totaled 2.2 million as of the end of June 2014 (-4.5% year-on-year) reflecting a tougher competitive environment.

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Condensed consolidated interim financial statements 2014

RESULTS

Millions of euros
Telefónica Germany	January-June 2013	January-June 2014	%Var 13/14
Revenues	2,445	2,284	(6.6%)
Wireless business	1,816	1,699	(6.4%)
Mobile service revenues	1,481	1,435	(3.1%)
Wireline business	626	581	(7.3%)
OIBDA	603	515	(14.6%)
OIBDA Margin	24.7%	22.6%	(2.1 p.p )
Depreciation and Amortization	(616)	(583)	(5.3%)
Operating income (OI)	(13)	(68)	n.m.
CapEx	296	266	(10.1%)
OpCF (OIBDA - CapEx)	307	249	(18.9%)

Note: OIBDA and OI before management and brand fees.

Revenues reached 2,284 million euros in the first half of 2014. Mobile service revenue totaled 1,435 million euros in the first half of 2014, decreasing 3.1% year-on-year.

Mobile data revenues in the first half reached 704 million euros and represented 49% of mobile service revenues in the first six months of 2014 (+0.9 p.p. year-on-year) and were 1.4% lower than the same period in 2013 with SMS revenues declining. Non-SMS data revenue grew 10.6% year-on-year to reach 72% of total data revenues in the first half of the year (+8 p.p. year-on-year) which is the result of the successful execution of the Company’s data monetisation strategy.

Handset revenues decreased 21.1% year-on-year in the first half of 2014, mainly due to the lower number of handsets sold and the impact from selected offers with discounted devices.

Fixed revenues reached 581 million euros up to June 2014 and declined 7.3% year-on-year mainly driven by a decreasing DSL retail customer base.

Mobile ARPU in the first half of the year decreased 2.6% year-on-year in the first half. This performance was mainly driven by a favorable customer mix in both, acquisition and renewals plus a stabilization of the declining SMS usage trend. The adoption of LTE enabled smartphones and related tariffs from new and existing customers continued to be an important driver, while not yet completely offsetting the ongoing headwinds from the lower usage of SMS and the repositioning of the customer base within the new mobile tariff portfolio.

Data ARPU declined 1.4% year-on-year versus the first half of 2013, with continued growth of non-SMS data ARPU (+10.6% year-on-year in the first half), partially offsetting the effect from the decline in SMS usage.

Voice ARPU decreased 3.8% in the first half.

Data traffic grew 27% year-on-year in the first half of the year leveraging the higher penetration of LTE handsets.

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Condensed consolidated interim financial statements 2014

Telefónica Germany	January-June 2013	January-June 2014	%Var 13/14
Traffic (million minutes)	15,134.7	15,347.2	1.4%
ARPU (EUR)	12.6	12.3	(2.6%)
Prepay	5.0	5.1	1.3%
Contract (1)	19.6	18.7	(4.7%)
Data ARPU	6.2	6.1	(1.4%)
% rev. non-SMS over data revenues	64.4%	72.3%	7.8 p.p.

Notes:

(1)	Excludes M2M.

Total expenses amounted to 1,811 million euros and declined 3.7% year-on-year in the first half. The total expenses breakdown is as follows:

•	Supplies amounted to 883 million euros decreasing 9.4% year-on-year in the first half of the year. This year-on-year evolution is the result of lower termination costs for outgoing SMS and a reduction in year-on-year handset sales.

•	Personnel expenses amounted to 213 million euros and grew 2.7% year-on-year as a result of the general increase of salaries with effect as of July 2013.

•	Other expenses totaled 715 million euros and were 2.5% higher due to the continued commercial spend to capture opportunities in the market.

OIBDA totaled 515 million euros in the first half of 2014 and declined 14.6% year-on-year. OIBDA margin reached 22.6% in the period, a decline of 2.1 p.p. year-on-year.

CapEx totaled 266 million euros as of June, 10.1% lower than the first half of 2013 reflecting a different year-on-year phasing of investments ahead of the E-Plus Group transaction. The Company investment focus remained on the deployment of the LTE network.

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Condensed consolidated interim financial statements 2014

TELEFÓNICA BRAZIL

ACCESSES

Thousands of accesses	January-June 2013	January-June 2014	%Var 13/14
Fixed telephony accesses (1)	10,563.5	10,929.1	3.5%
Internet and data accesses	4,035.2	4,103.5	1.7%
Narrowband	108.2	86.4	(20.1%)
Broadband (2)	3,852.1	3,944.9	2.4%
Other (3)	74.9	72.1	(3.7%)
Mobile accesses	76,199.6	79,350.7	4.1%
Prepay	55,515.1	53,188.5	(4.2%)
Contract	20,684.5	26,162.3	26.5%
Pay TV	537.5	687.8	28.0%

Final Clients Accesses	91,335.8	95,071.1	4.1%

Wholesale Accesses	23.0	27.0	17.3%

Total Accesses	91,358.8	95,098.1	4.1%

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

Telefónica Brazil continued improving its competitive positioning through its focus on service quality and the innovation of its commercial offerings. This strategy underpinned the year-on-year revenue growth acceleration, despite the higher negative impact of regulation, and the return to year-on-year OIBDA growth.

In the mobile business, focus remains on capturing and increasing loyalty of higher value customers, highlighting the strong acquisition of contract accesses with net additions share of 61% and customers with LTE handsets (market share of 39%), already offering this service in 98 cities. On the other hand, in the prepay segment, the Company continued focused on expanding its “Vivo Tudo” plans (bundling the different mobile services with the aim of generalise the uptake of mobile data usage).

Regarding the fixed business, it should be highlighted the ongoing accelerated deployment of fiber to the home in Sao Paulo, reaching 2.9 million premises passed and 273 thousand households connected. Likewise, the traditional fixed business performance continued standing out and showed positive net additions, underpinned by the good trend of the Fixed Wireless technology. In the pay TV business, high-definition channels in satellite technology (DTH) were launched in this quarter.

Telefónica managed 95.1 million accesses in Brazil, 4% higher than in June 2013, despite the more restrictive reporting criteria for prepay customers.

Mobile business commercial performance:

Mobile accesses reached 79.4 million at the end of June 2014, up 4% year-on-year, underpinned by the strong growth in the contract segment (+26% year-on-year) which more than offset the decline in the prepay segment (-4% year-on-year), affected by more restrictive reporting criteria for customers. Thus, contract accesses now accounts for 33% of the total (+6 p.p. year-on-year).

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Condensed consolidated interim financial statements 2014

Smartphone accesses continued growing strongly and almost doubled year-on-year, reaching a penetration of 32% (+14 p.p. year-on-year).

Regarding the fixed business commercial performance:

Traditional accesses stood at 10.9 million, with year-on-year growth accelerating to 3% due to Fixed Wireless technology accesses, which posted net additions in the first half of 337 thousand accesses, to already reach 821 thousand accesses. In addition, the good commercial performance of this product is based on its coverage, which has increased to 50% of the population excluding the state of Sao Paulo, on its quality and on the simplicity of the offer.

Retail broadband accesses stood at 3.9 million (+2% year-on-year) after reaching net additions of 8 thousand accesses in the first half of 2014. In fiber, the acceleration of premises passed and accesses connected continued (2.9 million and 273 thousand as of June, respectively). It is also noteworthy the lower churn level and the higher ARPU of these customers compared to broadband accesses (0.6 times and 1.7 times, respectively). Fiber gross additions accounted for 19% of total broadband additions in the first half.

Pay TV accesses year-on-year growth accelerated to 28%, standing at 688 thousand accesses following net additions of 48 thousand accesses in the first half; due to the positive reaction after the launch of high definition channels through satellite technology (DTH) and the good performance of IPTV accesses (61 thousand as of June 2014; x2.5 year-on-year).

RESULTS

Millions of euros	January-June 2013	January-June 2014	%Var 13/14
Telefónica Brazil			€	LC
Revenues	6,430	5,484	(14.7%)	0.6%
Wireless business	4,209	3,687	(12.4%)	3.3%
Mobile service revenues	3,937	3,494	(11.2%)	4.6%
Wireline business	2,221	1,797	(19.1%)	(4.6%)
OIBDA	2,069	1,732	(16.3%)	(1.3%)
OIBDA Margin	32.2%	31.6%	(0.6 p.p )	(0.6 p.p )
Depreciation and Amortization	(1,160)	(876)	(24.5%)	(11.0%)
Operating income (OI)	909	856	(5.8%)	11.1%
CapEx	742	833	12.3%	32.4%
OpCF (OIBDA—CapEx)	1,327	899	(32.3%)	(20.1%)

Note:	OIBDA and OI before management and brand fees.

Revenues in the first half of 2014 amounted to 5,484 million euros, down 14.7% in reported terms. Nevertheless, up 0.6% year-on-year in local currency due to the solid performance of mobile revenue, with an amount of 3,687 million euros, down 12.4% in reported terms, but up 3.3% in local currency offsetting the negative impact of both regulatory changes (-3.6 p.p. to year-on-year growth in the first half) and lower revenues from handset sales (-0.7 p.p. in the first half).

Mobile service revenues amounted to 3,494 million euros, down 11.2% in reported terms, with year-on-year growth of 4.6% in local currency the first half, despite the higher impact of regulation (+8.8% year-on-year in the first six months, excluding this impact).

Data revenues now account for 33% of service revenues (+4 p.p. year-on-year), increasing by 1.8% in reported terms and growing by 20.0% year-on-year in local currency, due to the strong momentum of the non-SMS data revenues (+40.7% year-on-year to June in local currency), weighting 76% of data revenues (+11 p.p. year-on-year).

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Condensed consolidated interim financial statements 2014

Handset revenues were down 29.1% in reported terms and 16.4% in local currency the first half of 2014 as a result of lower upgrades and gross additions with handset on lower subsidies (only applied to the sale of 4G handsets with data plans attached).

ARPU remains stable year-on-year (-0.5% in local currency in the first half) as lower incoming revenues, affected by the reduction in termination rates, were offset by higher outgoing ARPU (+6.2% year-on-year in the first half) associated with voice and data traffic increase.

Fixed revenues amounted to 1,797 million euros in the first half, down 19.1% in reported terms and 4.6% year-on-year in local currency, affected by the previously mentioned higher regulatory impacts which negatively impacted year-on-year comparisons by 3.2 p.p. in the first half.

Broadband and new service revenues reduced by 12.2% year-on-year in reported terms, but advanced 3.5% year-on-year to June in local currency, positively impacted by the improvement in commercial activity, mainly in pay TV.

Voice and access revenues declined 23% year-on-year in reported terms and 9.3% year-on-year in the first half in local currency, as a result of regulatory impacts and the fixed to mobile substitution effect. However, these effects were partially offset by the good commercial performance of Fixed Wireless technology.

Telefónica Brazil	January-June 2013	January-June 2014	%Var 13/14 LC
Traffic (million minutes)	56,425.1	62,003.8	9.9%
ARPU (EUR)	8.4	7.1	(0.5%)
Prepay	4.7	3.9	(1.2%)
Contract (1)	20.3	15.5	(9.8%)
Data ARPU	2.5	2.5	2.3%
% rev. non-SMS over data revenues	64.6%	75.7%	11.1 p.p.

Notes.

(1)	Excludes M2M.

Total expenses amounted to 3,879 million euros and decreased by 14.2% in reported terms but increased by 1.1% compared to the first half of 2013 period in local currency, below inflation growth despite commercial efforts carried out during the period. Breakdown by component:

•	Supplies (1,320 million euros) decreased by 15.5% in reported terms and 0.4% year-on-year in local currency the first half of the year, due to lower termination rates and lower handset consumption associated with lower gross additions with handset and upgrades.

•	Personnel expenses (446 million euros) declined by 19.1% in reported terms and 4.6% year-on-year in local currency in in the first half of 2014, due to the savings stemming from headcount restructuring programmes, which offset the negative impact of inflation on salaries. The year-on-year comparison was also affected by the expenses associated with the headcount restructuring and incentivised redundancies recorded in the first half of 2013 (27 million euros).

•	Other expenses (2.113 million euros) down 12.3% in reported terms, but rose by 3.4% year-on-year in local currency in the first half, mainly due to higher commercial costs associated with increased commercial activity in the year and higher network expenses associated with the expansion of both the mobile and the fixed network.

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Condensed consolidated interim financial statements 2014

OIBDA totaled 1,732 million euros, 16.3% down in reported terms and 1.3% down year-on-year in local currency in the first half due to the negative impact of regulation (-3.8 p.p. in the first half). The OIBDA margin stood at 31.6% as of June (-0.6 p.p. year-on-year in reported terms and -0.6 p.p. year-on-year in local currency) reflecting higher commercial and network costs partially offset by the efficiency measures carried out by the company.

CapEx amounted to 833 million euros in the first half of 2014 period (+12.3% in reported terms, +32.4% year-on-year in local currency) associated with network expansion and upgrades, mainly in fiber and the 3G and 4G networks.

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Condensed consolidated interim financial statements 2014

TELEFÓNICA HISPANOAMÉRICA

ACCESSES

Thousands of accesses	January-June 2013	January-June 2014	%Var 13/14
Fixed telephony accesses (1) (2) (3)	13,729.6	13,603.4	(0.9%)
Internet and data accesses	4,998.6	5,285.0	5.7%
Narrowband	62.6	27.6	(55.9%)
Broadband (4)	4,906.7	5,228.7	6.6%
Other (5)	29.4	28.7	(2.2%)
Mobile accesses	102,912.8	107,508.3	4.5%
Prepay (6)	81,080.9	84,197.0	3.8%
Contract	21,831.9	23,311.3	6.8%
Pay TV	1,968.4	2,294.6	16.6%

Final Clients Accesses	123,609.4	128,691.4	4.1%

Wholesale Accesses	23.2	21.8	(6.2%)

Total Accesses Hispanomerica	123,632.6	128,713.1	4.1%

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico
(3)	Since the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.

Telefonica Hispanoamérica consolidates the trend of solid year-on-year growth in both revenue and OIBDA in local currency, underpinned by the strong commercial activity in higher value segments posted in recent quarters and the growing penetration of mobile and fixed broadband services.

Total accesses stood at 128.7 million at the end of June 2014 (+4% year-on-year).

In the commercial activity of the mobile business:

Mobile accesses totaled 107.5 million (+4% year-on-year), despite the lower net additions in the prepay segment due to the application of more restrictive reporting criteria for customers, with an impact on the churn of low-value customers. On the other hand, in the contract segment accesses grew by 7% year-on-year, with net additions of 569 thousand in the first half; increasing its weight out of total mobile accesses (22%) and boosting the strong smartphone growth (+40% year-on-year), that already reached a penetration of 24% out of mobile accesses (+6 p.p. year-on-year).

Total churn stood at 3.4% (+0.3 p.p. year-on-year) as a result of the increase in low-value access churn in the prepay segment abovementioned and despite contract churn remained stable at 1.5%.

Voice traffic posted a solid performance, more than doubling access growth. This marked increase in traffic volumes is the main growth driver for ARPU (+8.6% year-on-year), with both outgoing voice ARPU (+9.4% year-on-year) and data ARPU (+17% year-on-year) contributing positively.

Telefónica, S.A.      59

Condensed consolidated interim financial statements 2014

Regarding operating trends at the fixed business:

Traditional business accesses totaled 13.6 million (-1% year-on-year) reversing the negative trend in the first months of the year, due to the improved commercial activity in Peru and Chile as well as the increase in net additions through fixed wireless technology.

Broadband accesses totaled 5.2 million as of June 2014 (+7% year-on-year) following net additions of 154 thousand in the first six months of the year, with a significant improvement in commercial activity in Peru, Argentina and Chile. The penetration of fixed broadband accesses over traditional business accesses reached 38% (+3 p.p. year-on-year).

Pay TV accesses totaled 2.3 million (+17% year-on-year), with record net additions for the Company posted (161 thousand in the first half) with an improvement in all the countries in the region offering the service and a penetration out of total traditional business accesses reaching 17% (+3 p.p. year-on-year).

RESULTS

Millions of euros	January-June 2013	January-June 2014	%Var 13/14
Telefónica Hispanoamerica			€	LC*
Revenues	8,195	7,066	(13.8%)	13.0%
Wireless business	6,184	5,340	(13.7%)	14.2%
Mobile service revenues	5,456	4,781	(12.4%)	16.3%
Wireline business	2,032	1,741	(14.3%)	9.1%
OIBDA	2,574	2,267	(11.9%)	17.3%
OIBDA Margin	31.4%	32.1%	0.7 p.p.	1.2 p.p.
Depreciation and Amortization	(1,345)	(1,072)	(20.4%)	(4.9%)
Operating income (OI)	1,229	1,195	(2.7%)	39.2%
CapEx	973	1,234	26.7%	62.1%
OpCF (OIBDA—CapEx)	1,601	1,033	(35.5%)	(9.9%)

Note: OIBDA and OI before management and brand fees.

(*)	Excluding the effect of hyperinflation in Venezuela.

Revenues totaled 7,066 million euros in the first half of the year and declined 13.8% year-on-year in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors, revenues growth would have been 13.0% despite the negative impact of regulation and the lower handset revenues.

Thus, mobile service revenues declined 12.4% year-on-year in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors, mobile service revenues growth would have been 16.3% year-on-year. Data revenues declined 12.7% year-on-year in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors, data revenues growth would have been 20.9% year-on-year. Data revenues remained the main growth driver and leveraged on the sharp growth in non-SMS data revenues which now account for 72% of data revenues.

Fixed business revenues declined 14.3% year-on-year in reported terms, mainly due to exchange rate differences. Stripping out these factors, fixed business revenues growth would growth 9.1% year-on-year, due to the increase in broadband and new services revenue.

Total expenses amounted to 4,910 million euros in the first half of 2014 and declined 14.5% in reported terms, due to exchange rate differences and the effect of hyperinflation in Venezuela (-25.3 p.p.). Stripping out these factors, operating expenses would have grown 11.1%. A breakdown by component:

•	Supplies (1,981 million euros) slowed to 18.9% year-on-year in reported terms, due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors (-21.5 p.p.), supplies would have been 2.7%, despite the lower costs resulting from mobile termination rate cuts in Chile, Mexico, Colombia and Peru.

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Condensed consolidated interim financial statements 2014

•	Personnel expenses (771 million euros) slowed to 11.7% year-on-year in reported terms, due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors (-31.5 p.p.), personnel expenses would have grown 20.1%, mainly as a result of the widespread increase in prices in some countries of the region.

•	Other expenses (2,159 million euros) declined to 11% year-on-year in reported terms, due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors (-27 p.p.), other operating expenses would have grown 16.2 year-on-year in the first half, due to the increase in costs directly associated with the sharp growth in data and voice traffic and the higher commercial expenses focused on the positioning towards value increase and customer satisfaction.

OIBDA stood at 2,267 million euros in the first six months of the year, declining 11.9% year-on-year in reported terms, due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors (-29 p.p.), OIBDA would have been 17.3%. All the countries in the region (with the exception of Uruguay) were positively contributing to this growth. Thus, OIBDA margin improved significantly to 32.1% in the first half, with year-on-year growth of 0.7 percentage points in reported terms.

CapEx stood at 1,234 million euros in the first six months, up 26.7% year-on-year in reported terms. Excluding 189 million euros of spectrum investment (110 million euros in Colombia and 79 million euros in Panama, both in 2014 and 24 million euros in Uruguay in 2013) and exchange rate differences and the effect of hyperinflation in Venezuela, CapEx would have been 44.2%. Investment was mainly focused on the steady rollout of 3G and 4G networks at the mobile business, as well as the development of the transport fiber network in order to provide the best data service at both fixed and mobile businesses. However, it should be noted that the year-on-year change in the half year cannot be extrapolated to the full year given the different levels of investment execution in both years.

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Condensed consolidated interim financial statements 2014

Risks and uncertainties facing the company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Group which could affect its business, financial position and results must be considered jointly with the information in the consolidated financial statements of 2013 and the information in these condensed consolidated interim financial statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for the Group’s services and finally, on Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labour market; the worsening of consumer confidence, with an increase in saving rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial constraints that must continue to be addressed. According to the European Economic and Financial Affairs Council, the European economy is expected to grow 1.2% in 2014, mainly as a consequence of weak private consumption growth in certain economies. In this region, the Telefónica Group generated 24% of its revenues in Spain, 13.4% in the UK and 9.2% in Germany in the first half of 2014.

Also, the impact of the sovereign debt crisis and the rating vulnerability in certain Eurozone countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (such as implementation of the banking union project, or progress towards fiscal integration), as well as credit restrictions by the banking sector could have an adverse effect on the Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina, given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. The international scenario, despite being not so favourable as in the past periods, will remain to have a relatively benign impact on the region, except for, among others, potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela’s public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favourable) than the first.

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Condensed consolidated interim financial statements 2014

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. On this point, approximately 12% of the Group’s revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, uncertain political outcome, fiscal policy stimuli and a relatively high inflation rate could result in a rating downgrade that, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of “country risk” are highlighted:

•	government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licences and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•	abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and “twin deficits” (in public finance and the external sector) with the resulting exchange-rate overvaluation. This movement could lead to strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolívar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through the Sistema Complementario de Administración de Divisas (SICAD) regular and selective auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinean companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorisation of the relevant authorities. Also, the Argentinean peso despite its recent stability continues to be under the threat of a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalise assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•	maximum profit margins limits may be imposed in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At June 30, 2014, 63% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 22% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at June 30, 2014: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 94 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 54 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 29 million euros, primarily due to the weakening of the bolívar fuerte and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at June 30, 2014, including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Condensed consolidated interim financial statements 2014

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as the development and implementation of new technologies or the renewal of licences require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from the Group’s shareholders, and may negatively affect the Group’s liquidity. At June 30, 2014, gross financial debt scheduled to mature in 2014 amounted to 6.219 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2015 amounted to 4,819 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at June 30, 2014, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on the Group’s ability to deal with debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 11% of which, at June 30, 2014, initially mature prior to June 30, 2015.

Risks Relating to Our Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a licence, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licences/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licences, authorisations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licences, authorisations or concessions, or the granting of new licences to competitors for the provisions of services in a specific market.

The Telefónica Group pursues its licence renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the licence, authorisation or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government concessions:

EU Parliament’s amendments to the Commission’s draft on the “Digital Single Market” (DSM) package of measures are currently being discussed by the European Council. It includes important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licences, etc.

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Condensed consolidated interim financial statements 2014

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licences, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licences, the reservation of 2X5 MHz in this band. The aforementioned reservation entails a 99% population coverage obligation. On July 2, 2014, European Commission (EC) has given conditional approval on the merger of Telefónica Germany and E-Plus. The EC is requiring the merged entity, among other things, to make available to MVNOs a total of 20% (up to an aggregate of 10%) of the network capacity. The EC requested this remedy to be fulfilled prior to the closing of the Transaction. Accordingly, on June 25, 2014, Telefónica Germany entered into an Agreement with a MVNO, which will only become effective if the European Commission conditionally clears the acquisition of E-Plus and confirms that the Agreement with Drillisch complies with the conditions and obligations attached to the approval of the proposed transaction.

In addition to this, the merged entity is obliged to offer 2,600 MHz spectrum as well as 2,100 MHz spectrum to a new mobile network operator or acquirer of the aforementioned mobile network capacity. However, this offer has only to be available during a certain period of time. This and other remedies may be fulfilled subsequently to the closing of the Transaction.

Furthermore, the GSM Licenses will expire EOY 2016. In this regard, BNETZA plans an allocation procedure regarding this and possible additional spectrum. BNETZA expects a final outcome for mid 2015. On July 4, 2014, the German regulator decided that the merged entity will have to withdraw one year earlier, spectrum at 900 MHz/1800 MHz that is not prolonged in that forthcoming allocation proceeding. The not-reacquired spectrum will have to be handed back EOY 2015 instead of EOY 2016. After that allocation proceeding, the regulator plans to hold a frequency distribution assessment regarding the 2 GHz spectrum portfolio.

In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a significant increase in the annual licence fees charged for the use of the spectrum in 900 and 1800 MHz band has been proposed by the regulator Ofcom and a decision is under discussion, which outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licences or to meet the coverage requirements associated with these licences. Specifically, the following procedures are in progress or expected to take place in 2014:

•	Brazil: In June 2014, two public consultations linked to the 700 MHz auction were held. The first one aimed to determine the auction conditions, such as: obligations of the winners, costs linked to the acquisition process that involves the cleaning of the band, the digitalization of television channels and the distribution of digital converters to low-income families. The second one aimed to get contributions for the construction of a mobile and television sign coexistence. ANATEL has already published the final version of the coexistence rules -Resolution 640 of July 11, 2014-.The bidding rules are being produced by ANATEL and should be published during the third quarter of 2014.

•	Ecuador: Negotiations underway to obtain additional frequencies in the 1900 MHz band.

•	El Salvador: The auction of one block in the 1900 MHz band and another in the AWS band has been postponed, although this issue might be resolved in the coming months.

•	Venezuela: Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

•	Argentina: Argentina’s government plans to auction high-speed wireless licenses later this year 2014 in the AWS and 700 MHz bands.

•	Peru: Peru’s government announced plans to auction the 700 MHz spectrum band later this year. Moreover, on April 25, 2014, it has been published for consultation a proposal of channelization for this band defining 3 blocks of 15 MHz +15 MHz.

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Condensed consolidated interim financial statements 2014

In Germany the Regulatory is analysing sees the possibility to allocate the 700 MHz Spectrum together with the proceeding regarding the reallocation of the 900MHz/1800 MHz Spectrum (expected begin Q4/2014) if certain political decisions are taken in time.

On the other hand, in Colombia the ICT Ministry issued a Resolution on March 27, 2014 to renew 850 MHz/1900 MHz licences for 10 additional years. The issue of the reversion of assets will be discussed during the liquidation of the concession contract, considering the terms of the contract and the review of the Constitutional Court about the Law 422 of 1998, which established the reversion only of the radiolectric frequencies. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the “Pact for Mexico” political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined.

On the other hand, Telefonica Móviles Chile, S.A. was awarded spectrum on the 700 MHz band in March 2014. On March 27, 2014, Telefonica signed in Panama the renewal contract, paying 108 million USD, granting the use of spectrum for 20 additional years from February 5, 2016 to February 4, 2036. Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following licence extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz licence has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licences in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefónica Brazil requested the amendment of the terms of authorisation for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica Brazil. CapEX associated with the new spectrum in 2013 amounted to 1, 224 million euros.

In 2012, in Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brazil had to compensate the former licencees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brazil. Part of these compensation requirements has been legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges:

In terms of roaming, the regulated “Eurotariffs” have been reduced the July 1, 2014 (Wholesale: price of data by 67%, price of call by 50%, price of texts: 0%; Retail: price of data by 55%, price of outgoing voice call by 21%, price of incoming voice call by 28%; price of outgoing text by 25%), as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European Union roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate European Union roaming charges in July 2016 (the European Parliament has brought forward the “end of roaming” to December 15, 2015- Roaming Like at Home) as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates have been reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the previous rates). In a consultation document published in June 2014, Ofcom has proposed a further reduction to 0.545 ppm, from April 1, 2015. The consultation closes on August 13, 2014.

The termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (0.0109 euro/minute) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set.

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In Spain, the NRA is carrying out a market analysis regarding fixed termination which includes a proposal to set new fixed termination rates (FTR). This proposal eliminates the asymmetrical regime for fixed termination (capacity base interconnection offered only by Telefónica and a mark up of 30% for fixed termination rates in alternative networks). The new FTR is cost oriented based on pure LRIC cost model and implies a reduction of 79% with respect to the previous rates.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the Federal Institute of Telecommunications (IFT) has declared “America Movil Group” a dominant operator in the telecommunications market and as a result of that, on March 26, 2014, it introduced, among other, special regulations on asymmetric interconnection rates. In that sense, the secondary telecommunications regulations have just been approved. They are quite exhaustive, and in principle the Company’s competitive position may benefit to a significant, especially concerning the measures imposed on dominant operators (to the extent they nominally retain such qualification). Independently of the above, Telefónica México filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of the date of this Prospectus, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of the date of this Prospectus, IFT has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which provides progressive reductions until 2014. However, at the end of 2012, ANATEL launched Plano Geral de Metas de Competição (PGMC) that overlapped the rules of the previous regulation. The new rules considered reductions until 2015 and amended the reduction conditions (75% of the 2013 rate for 2014 and 50% of the 2013 rate for 2015). In order to complement reductions and approaching the values of cost model, on July 7, 2014 Anatel published reference values for MTR taking effect from 2016 to 2019. Such reductions are approximately 44% per year. Furthermore, there are several legislative initiatives that aim to abolish the basic fee of fixed-telephony service. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

In Chile, a new Tariff Decree has been issued to set fixed-line termination charges for the 2014-2019 period. The new tariff entered into effect on May 8, 2014 and implies a reduction of 37%. A Tariff Decree has been issued for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014 and implies a reduction of 75.41% with respect to the previous rates. After a review of “Contraloría General” an additional 2.8% reduction was approved on May 27, 2014. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act “Ley Habilitante” in Venezuela also confers full powers to the President to implement price controls measures. Under this Act, in January of 2014 an Organic Fair Price Law was issued, limiting the revenue to be obtained by enterprises of a maximum of the 30% over their costs. It is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8 % and 24.6% for 2015. For the capacity model the reduction will be 10.9% for 2014 and 12.3% for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015. The OECD has recommended additional reductions for termination mobile rates and the regulator is expected to present a project in the third quarter of 2014.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, certain broadband speeds with coverage obligations. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

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Condensed consolidated interim financial statements 2014

In Brazil the last Plano Geral de Metas de Universalização (PGMU) was published on June 30, 2011 and refers to the 2011—2015 period and sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz technology or previous. Also according to the new PGMU, the backhaul used to meet the commitments of universalization was characterized as a reversible asset. All these new targets indicate the way of telecommunications infrastructure expansion in the country, what could lead to higher costs for the operators. The rural areas, in special, could impose higher expends to bring infrastructure to remote areas. Moreover, in October 2012 the regulator published a resolution that addresses coverage deadlines. In case of non-compliance, the company could be financially penalized.

Regulation of fiber networks:

It is expected that in the second half of 2014 the Spanish National Regulatory Competition Authority (Comisión Nacional de los Mercados y la Competencia) will decide on regulatory obligations for broadband market regulation in Spain. New regulation will apply to NGN (Next Generation Networks) for, at least, three years. This could increase Telefónica’s regulatory obligations in Spain and the ability of other operators to compete.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the European legislative process which, at the date of this Prospectus, is not expected to end before the fourth quarter of 2014. This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides some generic rules about data protection, it is believed that, soon, new regulation on data protection will be launched, which would make the use of personal data of telecom services users difficult.

Regulation of functional separation:

The new principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012, could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, national regulators seek to strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Single Market (DSM) Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that could have a direct impact on potential business models that can be developed in the future.

Telefónica has presence in countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degree of development in the other countries. In Germany, the Economy Minister withdrew a draft law which it published on June 20, 2013, to regulate net neutrality, especially with regard to blocking and discrimination of content and Internet services. It plans to submit a new draft after EU has settled on a position on net neutrality within the DSM approach, which might occur at the end of 2014 or early 2015. Beyond that, some Germany States stared initiatives with the aim that broadcasting and tele media may not be blocked, throttled or treated differently than other traffic.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect its business and results of operations.

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Condensed consolidated interim financial statements 2014

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterised by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively in these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and 1,071 million euros in 2013 and 2012, respectively; representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market, and entry of new players in the communications market, such as Mobile Virtual Network Operators (MVNOs), Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of June 30, 2014, the Telefónica Group depends on 6 handset suppliers and 9 network infrastructure suppliers, which together accounted for 80% of the awarded contracts. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

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Condensed consolidated interim financial statements 2014

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardise network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its licence terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organisation (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionising Radiation Protection Committee (ICNIRP) have been internationally recognised. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Society’s worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of the Group’s mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognise impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A. (“Telco”), value adjustments were made in fiscal years 2012 and 2013 for 1,277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland, resulted in a negative impact of 527 million euros.

Telefónica Group’s networks carry and store huge volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Telefónica Group’s networks carry and store huge volumes of confidential, personal and business data, through both voice and data traffic. Telefónica stores increasing quantities and types of customer data in both business and consumer segments. Despite best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

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Telefónica’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, which contentious-administrative appeal is currently on its way; as well as in Brazil CADE’s (Conselho Administrativo de Defesa Ecônomica) as regards the acquisition of a 50% stake in Vivo and tax open procedures, primarily relating to the CIMS (tax on telecommunication services).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 31th, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá Title: Chief Financial Officer